Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

MINNESOTA AVIATION, LLC,

SCA ACQUISITION HOLDINGS, LLC

and

SCA ACQUISITION, LLC

December 13, 2017

i

APPENDIX A:	Accounting Principles; Net Working Capital Calculation and Target Working Capital Amount

APPENDIX B:	Company Growth Plan

APPENDIX C:	Form of IP License Side Letter

APPENDIX D:	Terms of Affiliate Lease Amendments

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of December 13, 2017 (this “Agreement”), is by and among Minnesota Aviation, LLC, a Minnesota limited liability company, (“Seller”), SCA Acquisition Holdings, LLC, a Delaware limited liability company (“Parent”) and SCA Acquisition, LLC, a Delaware limited liability company and a wholly-owned indirect subsidiary of Parent (“Buyer”, and together with Parent, “Buyer Parties”).

RECITALS:

WHEREAS, Seller is the owner of all of the units of the limited liability company interests (collectively, the “Units”) of MN Airlines, LLC, a Minnesota limited liability company, d/b/a Sun Country Airlines (the “Company”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all the Units in the manner and subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

ARTICLE I

PURCHASE OF UNITS; CLOSING

1.1 Definitions. Capitalized terms used herein but not immediately defined herein, have the meanings ascribed to them in Article VIII.

1.2 Purchase and Sale of Units. At the Closing, and upon the terms and subject to the conditions herein set forth, (a) Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall acquire from Seller, all right, title and interest of Seller in and to the Units, and (b) Buyer shall pay and deliver the Purchase Price (as defined in Section 1.3(a) below) to or on behalf of Seller and take such other actions required by this Article I.

1.3 Purchase Price; Payments at Closing.

(a) Purchase Price. Subject to the adjustments described in Section 1.4 below, the aggregate consideration for the transfer of the Units (the “Purchase Price”) shall be an amount equal to:

(i) Two-hundred fifty-five million Dollars ($255,000,000);

(ii) plus the amount, if any, by which the Closing Cash exceeds the Target Cash Amount, or minus the amount, if any, by which the Target Cash Amount exceeds the Closing Cash;

(iii) plus the amount, if any, by which the Net Working Capital Amount exceeds the Target Working Capital Amount, or minus the amount, if any, by which the Target Working Capital Amount exceeds the Net Working Capital Amount;

(iv) plus the amount, if any, by which the Target Debt Amount exceeds the amount of Company Debt, or minus the amount, if any, by which Company Debt exceeds the Target Debt Amount; and

(v) minus the amount of Unpaid Transaction Expenses.

(b) Closing Payments. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall:

(i) pay, or cause to be paid, an amount equal to the Estimated Purchase Price (as calculated based upon the Estimated Closing Statement) minus the Adjustment Escrow Amount to Seller by wire transfer of immediately available funds to an account designated by Seller no later than two (2) Business Days prior to the Closing Date;

(ii) pay, or cause to be paid, on behalf of the Company (or its designees) (A) to each Payoff Lender the Funded Debt, if any, in the amounts set forth in the applicable Payoff Letters and (B) the Unpaid Transaction Expenses to the Persons and in the amounts as specified in the Estimated Closing Statement (and the Company shall have delivered or caused to be delivered to Buyer at least three (3) Business Days prior to the Closing final invoices, wire instructions and all other information necessary for payment with respect to all Unpaid Transaction Expenses), by wire transfer of immediately available funds; and

(iii) deposit, or cause to be deposited, an amount equal to the Adjustment Escrow Amount to U.S. Bank, National Association (the “Escrow Agent”) to be held in escrow pursuant to the terms of this Agreement and the Escrow Agreement, which Adjustment Escrow Amount, together with earnings thereon, as reduced by any losses thereon and disbursements therefrom, being referred to herein as the “Adjustment Escrow Fund”.

(c) Withholding. Buyer and the Company shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Law, and such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to the applicable payee.

1.4 Purchase Price Adjustment.

(a) Adjustment at Closing. At least three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement (the “Estimated Closing Statement”), which statement shall set forth Seller’s good faith calculation and estimate of (i) Closing Cash, (ii) Net Working Capital Amount, (iii) Company Debt and (iv)) Unpaid Transaction Expenses (clauses (i) through (iv) inclusive, the “Purchase Price Elements”) and (v) the Purchase Price based thereon (the “Estimated Purchase Price”) together with supporting documentation for such estimates reasonably requested by Buyer, including, where applicable, invoices for Unpaid Transaction Expenses. The Estimated Closing Statement shall be prepared in accordance with the terms of (including definitions contained in) this Agreement and the Accounting Principles. Seller shall provide, or cause to be provided by the Company, to Buyer and its Representatives reasonable access to all the properties, books, Contracts and records of the Company and such Representatives of the Company (including the Company’s accountants) relevant to Buyer’s review of the Estimated Closing Statement in accordance with this Section 1.4(a). Seller shall review comments proposed by Buyer with respect to the foregoing and will consider (in good faith) and incorporate any changes it reasonably deems appropriate to the Estimated Closing Statement prior to the Closing. For the purposes of this Agreement, “Estimated Net Working Capital Amount” means the Net Working Capital Amount, “Estimated Company Debt” means the Company Debt, “Estimated Closing Cash” means the Closing Cash, “Estimated Unpaid Transaction Expenses” means the Unpaid Transaction Expenses, in each case, as set forth on the Estimated Closing Statement, subject to the immediately foregoing sentence.

(b) Adjustment After Closing. After the Closing, the Purchase Price shall be (i) reduced by (A) the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Final Net Working Capital Amount, (B) the amount, if any, that the Final Company Debt exceeds the Estimated Company Debt, (C) the amount, if any, that the Estimated Closing Cash exceeds the Final Closing Cash and (D) the amount, if any, that the Final Unpaid Transaction Expenses exceed the Estimated Unpaid Transaction Expenses (the “Post-Closing Reductions”), and (ii) increased by (A) the amount, if any, by which the Final Net Working Capital Amount exceeds the Estimated Net Working Capital Amount, (B) the amount, if any, that Estimated Company Debt exceeds Final Company Debt, (C) the amount, if any, that the Final Closing Cash exceeds the Estimated Closing Cash and (D) the amount, if any, that the Estimated Unpaid Transaction Expenses exceed the Final Unpaid Transaction Expenses (the “Post-Closing Additions”), in each case, in accordance with this Section 1.4. A “Post-Closing Net Reduction” means the amount, if any, by which the aggregate Post-Closing Reductions exceed the aggregate Post Closing Additions, and a “Post-Closing Net Addition” means the amount, if any, by which the aggregate Post-Closing Additions exceed the aggregate Post-Closing Reductions. For the purposes of this Agreement, “Final Net Working Capital Amount” means the Net Working Capital Amount, “Final Company Debt” means the Company Debt, “Final Closing Cash” means the Closing Cash, “Final Unpaid Transaction Expenses” means the Unpaid Transaction Expenses, in each case, as finally agreed or determined in accordance with Section 1.4(d).

(c) After the Closing Statement and the calculation of the Purchase Price Elements become final and binding upon the parties in accordance with the provisions in Section 1.4(d) below, then, within ten (10) days following such calculation: (i) if any Post-Closing Net Reduction has been determined pursuant to Section 1.4(b), Buyer and Seller shall provide a joint written instruction to the Escrow Agent to release (A) to Buyer an amount of cash equal to the Post-Closing Net Reduction; provided, that to the extent the Post-Closing Net Reduction is greater than the amount remaining in the Adjustment Escrow Fund, Seller shall pay, or cause to be paid, to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer to Seller, an amount equal to such shortfall and (B) to Seller any amounts remaining in the Adjustment Escrow Fund after the release of funds to Buyer pursuant to the foregoing clause (A), (ii) if any Post-Closing Net Addition has been determined pursuant to Section 1.4(b), (A) Buyer shall deliver to Seller such Post-Closing Net Addition, by wire transfer of immediately available funds to the account designated in writing by Seller to Buyer and (B) Buyer and Seller shall provide a joint written instruction to the Escrow Agent to release to Seller all amounts held in the Adjustment Escrow Fund and (iii) if the Post-Closing Additions equal the Post-Closing Reductions, Buyer and Seller shall provide a joint written instruction to the Escrow Agent to release to Seller the amounts held in the Adjustment Escrow Fund.

(d) Closing Statement.

(i) As soon as practicable after the Closing Date, but no later than the ninetieth (90th) day after the Closing Date, Buyer shall prepare, or cause to be prepared, at the Company’s cost, and deliver to Seller a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of the Purchase Price and each of the Purchase Price Elements, in each case, together with supporting documentation for such calculations reasonably requested by Seller. The Closing Statement shall be prepared in accordance with the terms of (including definitions contained in) this Agreement and the Accounting Principles. Buyer shall afford, and shall cause the Company to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with the review of Closing Statement in accordance with this Section 1.4(d), reasonable access to all the properties, books, Contracts and records of the Company and such Representatives of the Company (including the Company’s accountants) relevant to the review of the Closing Statement and Buyer’s determination of Purchase Price Elements; provided, that (w) Seller shall have executed customary access and confidentiality agreements (to the extent not already executed), (x) work papers of the Company’s accountants shall be made available only if permitted by such accountants (it being agreed that Buyer shall use commercially reasonable efforts to cause such accountants to permit such access to their work papers), (y) such access or furnishing of information shall be conducted during normal business hours and upon reasonable request and upon reasonable advance notice, and in a manner not to interfere with the businesses or operations of the Company and (z) Buyer may, and may cause the Company to, withhold access to any information that is subject to confidentiality obligations prohibiting disclosure or if disclosed, such information would result (in Buyer’s reasonable discretion in consultation with counsel) in a waiver of attorney-client privilege or other legal privilege. If Seller objects that any of the Purchase Price Elements or the Purchase Price as set forth in the Closing Statement were not calculated in accordance with the Accounting Principles (to the extent applicable) or the other terms of this Agreement, Seller shall within forty-five (45) days after receipt thereof notify Buyer of the same in writing (an “Objection Notice”), which notice shall specify the disputed item(s) or amount(s), the basis of such objection(s) in reasonable detail and Seller’s proposed modification of such calculation, item(s) or amount(s). If Seller does not deliver an Objection Notice within such forty-five (45) day period, the Closing Statement and the calculations of Purchase price and the Purchase Price Elements therein shall be final, conclusive and binding on the parties.

(ii) If Seller objects in accordance with Section 1.4(d)(i) above and Buyer, within twenty (20) days after receipt of the Objection Notice, provides written notice to Seller that Buyer disagrees with all or any portion of Seller’s Objection Notice (a “Notice of Disagreement”), the parties shall negotiate in good faith to reach an agreement during the fifteen (15) day period following delivery of such Notice of Disagreement from Buyer to Seller (the “Resolution Period”), and all such negotiations and communications related thereto shall (unless otherwise agreed by Buyer and Seller in writing) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If Buyer does not provide a Notice of Disagreement to Seller within such twenty (20) day period after receiving an Objection Notice from Seller, the Closing Statement, with Seller’s proposed modifications as set forth in the Objection Notice, shall be final, conclusive and binding on the parties.

(iii) If, upon completion of the Resolution Period, Buyer and Seller are unable to reach an agreement with respect to the matters in dispute set forth in the Notice of Disagreement, they shall promptly thereafter submit to the Independent Accounting Firm for arbitration, in accordance with the standards set forth in this Section 1.4(d), the items or amounts so remaining in dispute. The Independent Accounting Firm shall consider only those items or amounts in the Closing Statement or the calculation of the Purchase Price Elements, with respect to which Buyer and Seller have disagreed, as set forth in the Notice of Disagreement, and been unable to reach agreement (the “Unresolved Matters”). The Independent Accounting Firm shall deliver to Seller and Buyer, as promptly as practicable, a determination of the Unresolved Matters; provided, that Buyer and Seller shall use reasonable efforts to cause the Independent Accounting Firm to render a written decision about the Unresolved Matters submitted to the Independent Accounting Firm within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to fixing mathematical errors and determining whether the Unresolved Matters were determined in accordance with the Accounting Principles, as applicable, and the other terms of this Agreement and the Independent Accountant is not to make any other determination. The Independent Accounting Firm’s decision shall be based solely on written submissions by Buyer and Seller and their respective Representatives (a copy of which shall be delivered to Buyer or Seller, as applicable) and not by independent review, and it shall not permit or authorize discovery or hear testimony. The Independent Accounting Firm’s determination as to each Unresolved Matter shall (A) be set forth in writing, (B) be within the range of dispute between Buyer and Seller and (C) constitute an arbitral award. The fees and expenses of the Independent Accounting Firm and of any enforcement of its determination(s), shall be borne by Buyer and Seller in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time of its resolution of the matters in dispute. All determinations made by the Independent Accounting Firm will, absent manifest error, be final, conclusive and binding on the parties. Judgment may be entered upon the determination of the Independent Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(e) All payments made pursuant to this Section 1.4 shall be treated as adjustments to the Estimated Purchase Price for applicable Tax purposes.

1.5 Seller’s Deliveries. At or prior to the Closing, Seller shall deliver to Buyer:

(a) The Unit certificate(s) (or other valid instrument evidencing ownership) representing all of the Units, duly endorsed in blank, or Unit transfer powers and/or other documents, endorsed by Seller, sufficient to transfer the Units to Buyer;

(b) a certificate of the Chief Financial Officer of Seller, dated the Closing Date, certifying to Buyer the matters set forth in
Sections 5.2(a) – 5.2(c);

(c) the Payoff Letters, duly executed by the Payoff Lenders;

(d) payoff letters relating to the Unpaid Transaction Expenses;

(e) resignations by all governors of the Company;

(f) UCC-3 termination statements or other documentation reasonably satisfactory to Buyer to evidence the termination of Liens, if any, securing the Company Debt;

(g) a non-foreign status certificate satisfying the requirements of Treasury Regulations Section 1.1445-2(b)(2) in a form reasonably acceptable to Buyer;

(h) the Escrow Agreement, executed by Seller; and

(i) the IP License Side Letter, executed by each of the parties thereto;

(j) the Transition Services Agreement, executed by each of the parties thereto;

(k) the Seller Affiliate Support Agreement, executed by Seller and each of its Affiliates party thereto;

(l) the Affiliate Lease Amendments, executed by each of the parties thereto; and

(m) all other agreements, documents, instruments, or certificates required to be delivered by Seller or the Company at or prior to the Closing pursuant to Section 5.2.

1.6 Buyer’s Deliveries. At or prior to the Closing, Buyer shall deliver:

(a) To Seller:

(i) a certificate of an officer of Buyer, dated the Closing Date, certifying to Seller the matters set forth in Section 5.3(a) and 5.3(b);

(ii) the Escrow Agreement, executed by Buyer;

(iii) the Seller Affiliate Support Agreement, executed by Buyer; and

(iv) unless Seller and Buyer agree, in writing, otherwise, a commitment or other evidence satisfactory to Seller’s counsel that the Buyer will have a replacement letter of credit in place immediately upon the Closing to replace the Purchased Aircraft Letter of Credit;

(v) all other agreements, documents, instruments, or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 5.3.

1.7 Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 a.m., Minneapolis time, at the offices of Briggs and Morgan, P.A. at 2200 IDS Center, 80 S. 8th Street, Minneapolis, MN, 55402, or via email with overnight delivery of originals to follow, no later than the third (3rd) Business Day following the satisfaction or waiver by the appropriate party of the conditions contained in Article VI other than those conditions which, by their terms, are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at Closing, or on such other place or at such other date and time as may be mutually agreed to by the parties (“Closing Date”). All proceedings to be taken and all documents to be executed and delivered by the parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

1.8 Tax Treatment. Seller and the Buyer Parties agree that the transfer of Units pursuant to this Agreement will be treated for U.S. federal income tax purposes as a taxable sale of the assets of the Company and shall report consistently. Neither Seller nor the Buyer Parties shall take any position (whether in audits, on Tax Returns or otherwise) that is inconsistent with the foregoing unless required to do so by applicable Law.

1.9 Allocation. Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a schedule in writing (an “Allocation Schedule”) allocating the consideration paid or deemed paid by Buyer pursuant to this Agreement as determined for Tax purposes among the assets of the Company, in a manner consistent with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder. Seller shall have a period of thirty (30) days after the delivery of the Allocation Schedule to present in writing to Buyer notice of any objections that Seller may have to the allocations set forth therein. Unless Seller timely objects, such Allocation Schedule shall be binding on the parties, without further adjustment. If Seller timely objects, Seller and Buyer shall negotiate in good faith and use their reasonable best efforts to resolve any dispute. If the parties do not resolve any dispute in accordance with the preceding sentence, the dispute mechanics of Section 1.4(d) shall apply to this Section 1.9 mutatis mutandis. Any subsequent adjustments to the Estimated Purchase Price pursuant to the terms of this Agreement shall be reflected in amendments to the Allocation Schedule prepared by Buyer and delivered to Seller subject to the review, objection and dispute mechanics set forth in the prior sentences of this Section 1.9. Buyer and Seller shall file all Tax Returns consistent with the terms of this Agreement unless otherwise required by a change in applicable Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule (the “Seller Disclosure Schedule”) delivered by Seller to Buyer prior to execution of this Agreement (which sets forth items of disclosure; it being understood that matters disclosed pursuant to one section of the Seller

Disclosure Schedule shall be deemed to be disclosed with respect to other sections where it is reasonably apparent on the face of the disclosure, that the matters so disclosed are also applicable to such other sections), Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

2.1 Organization and Authority of Seller.

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Minnesota.

(b) Seller has all requisite limited liability company power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the Contemplated Transactions. The execution by Seller of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by all required limited liability company action on the part of Seller, and no other proceedings on the part of Seller are required to authorize this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the Contemplated Transactions. This Agreement and each of the other Transaction Documents to which Seller is a party has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer Parties, constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.2 Organization, Authority and Qualification of the Company.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Minnesota.

(b) The Company has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its Business as it is now being conducted. The Company is duly qualified to do business and is in good standing (to the extent such concept is applicable) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its Business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not (i) be material to the Company or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Contemplated Transactions. The Company is not in violation of, in conflict with, or in default under, any provision of the Company’s Organizational Documents. Seller has made available to Buyer true, correct and complete copies of the Organizational Documents of the Company as in effect on the date hereof.

2.3 Capitalization.

(a) The Company has 100,000,000 limited liability company interests authorized, issued and outstanding, which constitutes all of the Units. All of the Units have been duly authorized and validly issued in compliance with all applicable securities Laws and are fully paid and nonassessable and free of preemptive rights. All of the Units are owned by Seller, as record and beneficial owner, free and clear of all Liens. Upon delivery to Buyer at the Closing of certificates representing the Units (or other valid instrument evidencing ownership), duly endorsed by Seller for transfer to Buyer, and upon receipt of the portion of the Estimated Purchase Price payable to Seller pursuant to Section 1.3(b), good and valid title to the Units will pass to Buyer, free and clear of any Liens, other than those arising from acts of Buyer or its Affiliates and Liens on transfer imposed under applicable securities Laws.

(b) There are no issued, reserved for issuance or outstanding (i) Equity Interests of the Company other than the Units, (ii) options, warrants, calls, conversion rights, restricted units, membership unit appreciation rights, performance units, contingent value rights, “phantom” unit rights, interests in or rights to the ownership or earnings of the Company (including any securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any limited liability company or other ownership interests in the Company) or any other equity equivalent or equity-based award or right, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating the Company to issue, acquire or sell any Units or other Equity Interests of the Company or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company (whether from the Company, Seller or otherwise), and no securities or obligations evidencing such rights are authorized, issued or outstanding, or (ii) except as set forth in the Second Amended and Restated Member Control Agreement of the Company, dated October 20, 2011, voting trusts, proxies, voting agreements or other similar agreements or understandings to which the Company is a party or by which Seller is bound with respect to the voting of any Units or other Equity Interests in the Company.

(c) There are no outstanding contractual obligations or commitments of the Company of any character (i) except as set forth in the Second Amended and Restated Member Control Agreement of the Company, dated October 20, 2011, affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, (iv) granting any preemptive or antidilutive rights with respect to, or (iv) restricting the transfer of, any Units or other Equity Interests in the Company.

(d) There are no outstanding bonds, debentures, notes or other Indebtedness or other obligations of Seller or the Company that have the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) on any matters on which members of the Company may vote.

(e) The Company does not have any Subsidiaries and does not own any Equity Interests or other securities in any other Persons whether or not Subsidiaries.

2.4 No Conflict. None of the execution, delivery or performance of the Transaction Documents by Seller, the consummation by Seller of the Contemplated Transactions, or Seller’s compliance with any of the provisions of any Transaction Document will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of Seller’s or the Company’s Organizational Documents; (b) assuming that all consents, approvals, authorizations and permits described in Section 2.5 have been obtained and all filings and notifications described in Section 2.5 have been made and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any Law applicable to Seller, the Company or any of Seller or the Company’s properties or assets (including the Units); or (ii) require any consent or approval under, result in any breach of or any loss of any benefit under, or violate or conflict with, constitute a default (or an event which with notice or lapse of time or both would become a default), or result in termination of or accelerate the performance required by, or give to others any right of termination, acceleration, purchase, sale, modification or cancellation under any Contract binding on Seller or the Company or any Permit; or (c) result in the creation or imposition of any Lien, other than Permitted Liens, upon the Units or any of the rights, properties or assets of the Company, except, with respect to clauses (b) and (c), (x) with respect to Seller, for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to materially impair or delay Seller’s ability to perform its obligations under any Transaction Document or to consummate the Contemplated Transactions and (y) with respect to the Company, for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to be material to the Company.

2.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement or any other Transaction Document by Seller or the Company (as applicable), or the consummation of any transaction contemplated hereby or thereby, or Seller’s or the Company’s compliance with, or taking action to comply with, any of the provisions of any Transaction Document will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than:

(a) in compliance with any applicable requirements of the HSR Act,

(b) as required to be made or obtained under Title 49 of the United States Code or under any regulation, rule, order, notice or policy of the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), the Federal Communications Commission (the “FCC”) and the U.S. Department of Homeland Security (the “DHS”), including the U.S. Transportation Security Administration (the “TSA” and collectively with the FAA, FCC, DOT and DHS, the “Aviation Regulations”),

(c) the consents, approvals, authorizations or permits of, or filings or registrations with or notifications to Governmental Entities as set forth on Section 2.5(c) of the Seller Disclosure Schedule, and

(d) any actions or filings resulting solely from the identity of the Buyer Parties or their Affiliates.

2.6 Permits; Compliance With Law.

(a) The Company holds all authorizations, permits, certificates, exemptions, approvals, orders, consents, franchises, variances, exemptions, registrations, licenses and clearances of any Governmental Entity (the “Permits”) necessary for the operation of the Business, except where the failure to hold any such Permit would not be material to the Company or to the operation of the Business as conducted as of the date hereof and as of the Closing Date, and is in material compliance with such Permits. All Permits are valid and in full force and effect and no suspension, cancellation or non-renewal of any Permit is pending, or to the Knowledge of the Company, threatened. The Company is not, and since January 1, 2016, has not been, in material violation or material breach of, or material default under, any Permit and since January 1, 2016, the Company has not been notified in writing that any Permit may not in the ordinary course be renewed upon its expiration or that any Permit may be terminated, materially amended or not granted or renewed, in each case, which has not been remedied. No event or condition has occurred or exists which would reasonably be expected to (i) result in a violation of, breach of, loss of a benefit under or revocation, termination or non-renewal of, any Permit (in each case, with or without notice or lapse of time or both) or (ii) have or cause a material and adverse effect on the Company or the operation of the Business as conducted as of the date hereof and as of the Closing Date.

(b) Except as would not reasonably be expected to be material to the Company or the operation of the Business, (i) to the Knowledge of the Company, no proceeding, investigation or review by any Governmental Entity concerning the Company is pending with respect to a violation by the Company of any Law applicable to the Company or by which any property or asset of the Company is bound, including, without limitation, violations of operating certificates, certificates of public convenience and necessity, air carrier obligations, airworthiness directives, Aviation Regulations and any other rules, regulations, directives, orders and policies of the FAA, the DOT, the DHS, the FCC, the TSA or any other Governmental Entity; and (ii) the Company has timely filed all material submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that were required to be filed under applicable Aviation Regulations.

(c) To the Knowledge of the Company and Seller, neither the Company nor any of its directors, officers, employees, or agents (in each case acting for the benefit of the Company):

(i) has provided, promised, or authorized the provision of any contribution, gift, entertainment or other expenses relating to political activity, or any other money, property, or thing of value, directly or indirectly, to any Government Official, or any other Person acting in an official capacity, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or otherwise violated any Anticorruption Law;

(ii) is a Sanctioned Person nor has transacted any business directly or indirectly with any Sanctioned Person in violation of Sanctions, nor otherwise violated Sanctions; nor

(iii) has violated any Export Control Laws.

(d) The Company has instituted, maintains, and has adhered to policies reasonably designed to comply with applicable Anticorruption Laws.

(e) To the Knowledge of the Company and Seller, (i) there is no pending investigation of or outstanding request for information from the Company by any Governmental Entity regarding Anticorruption Laws, Sanctions, or Export Control Laws, and (ii) there is not pending any other allegation, investigation or inquiry regarding Seller’s actual or possible violation of Anticorruption Laws, Sanctions, or Export Control Laws that reasonably could be expected to have an adverse effect on the Company or the operation of the Business as conducted as of the date hereof and as of the Closing Date.

2.7 Financial Statements.

(a) Seller has Made Available to Buyer true, complete and accurate copies of the Company’s (i) audited financial statements consisting of the balance sheet of the Company as of December 31, 2016, 2015, and 2014 and the related statements of income and retained earnings, members’ equity and cash flow for the years then ended (the “Company Audited Financial Statements”), and (ii) unaudited financial statements consisting of the balance sheet of the Company as of October 31, 2017 and the related statements of income and retained earnings, members’ equity and cash flow for the ten-month period then ended (the “Company Interim Financial Statements” and together with the Company Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments, none of which are material either individually or in the aggregate, and the absence of notes, none of which, if presented, would differ materially from those presented in the Company Audited Financial Statements. The Company Financial Statements are true, accurate, complete and fairly present, in all material respects, the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated.

(b) Except as set forth in the Company Financial Statements, the Company does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

2.8 No Undisclosed Liabilities. Except Liabilities (a) identified on Section 2.8 of the Seller Disclosure Schedule, (b) specifically disclosed or reserved for in the Company’s unaudited balance sheet as of October 31, 2017 included in the Company Interim Financial Statements, (c) for performance under Material Contracts listed on Section 2.12(a) of the Seller Disclosure Schedule (excluding any Liability for breach), (d) incurred in the Ordinary Course of Business consistent with past practice, or (e) incurred as a result of actions taken by the Company according to the process described in the Company Growth Plan, since October 31, 2017, the Company has no Liabilities required by GAAP to be set forth on a balance sheet of the Company that would reasonably be expected to be, individually or in the aggregate, material to the Company.

2.9 Absence of Certain Changes or Events.

(a) Other than actions taken by the Company pursuant to the Company Growth Plan, since October 31, 2017, until the date of this Agreement, Seller has conducted its businesses in all material respects in the Ordinary Course of Business.

(b) Since October 31, 2017, until the date of this Agreement, Seller has not taken any action that, if taken after the date of this Agreement without the prior written consent of Buyer, would constitute a breach of any of the covenants set forth in Section 4.1(b).

(c) Since October 31, 2017, until the date of this Agreement, there has been no Material Adverse Effect.

2.10 Employee Benefit Plans.

(a) Section 2.10(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has provided to Buyer complete, current and accurate copies of (i) each such Company Benefit Plan, including any material amendments thereto, (ii) each trust, insurance, administrative service, annuity or other funding Contract related thereto, (iii) all summary plan descriptions and summary of material modifications, (iv) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, and (v) for the three (3) most recent years (A) each annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto, (B) actuarial or other valuation reports, and (C) all other material filings and material correspondence with any Governmental Entity (including any correspondence regarding the operation or administration of any Company Benefit Plan and actual or, to the Knowledge of the Company, threatened audits or investigations) with respect to each Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company, (i) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (ii) with respect to each Company Benefit Plan, all reports, returns, notices and other documentation required to have been filed with or furnished to any Governmental Entity or to the participants or beneficiaries of such Company Benefit Plan, have been filed or furnished on a timely basis, and (iii) no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Benefit Plan.

(c) The Company does not contribute to, sponsor or maintain any Foreign Benefit Plans.

(d) To the Knowledge of the Company, (i) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code so qualifies, and (ii) none of the Company, any Company Benefit Plan, any trustee, administrator or other third-party fiduciary or party-in-interest, with respect to any Company Benefit Plan, has engaged in any breach of fiduciary responsibility or non-exempt prohibited transaction (within the meaning of

Section 406 of ERISA or Section 4975 of the Code) which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code on the Company.

(e) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA or (iv) multiple employer welfare arrangement (within the meaning of Section 3(4) of ERISA).

(f) None of the execution, delivery or performance of this Agreement by Seller, the consummation by Seller or the Company of any transaction contemplated by this Agreement, nor Seller’s compliance with any of the provisions of this Agreement, including any termination of employment on or prior to Closing Date, will result in any “parachute payment” under Section 280G of the Code.

(g) The Company does not have any liability in respect of, or obligation to provide, post-retirement health, medical, disability, life insurance benefits or other welfare benefits for participants in the Company Benefit Plans (or the spouses, dependent or beneficiaries of any such participants), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar law.

(h) None of the execution, delivery or performance of this Agreement by Seller or any transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement (either alone or in combination with another event) will (i) entitle any participant in the Company Benefit Plans to any compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits or (iv) otherwise give rise to any material liability under any Company Benefit Plan.

(i) No Company Benefit Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(j) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by the Company has been operated in material compliance with Section 409A of the Code and the guidance issued thereunder and the document or documents that evidence each such plan have conformed to the provisions of Section 409A of the Code and the guidelines issued thereunder in all material regards. No Company Equity Interest (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.

(k) No action, lien, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or threatened against or with respect to any Company Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Company Benefit Plan) that would result in material liability to the Company. There are no inquiries, audits or other Proceedings pending or, to the Knowledge of the Company, threatened by the IRS or other Governmental Entity with respect to any Company Benefit Plan that reasonably would be expected to have or to cause material liability to the Company. To the Knowledge of the Company, no facts or circumstances exist that could give rise to any such action, lien, suit or claim with respect to any Company Benefit Plan.

2.11 Labor and Other Employment Matters.

(a) The Company is in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, employee classification, compensation and benefits, and wages and hours, except where failure to so comply reasonably would not be expected, individually or in the aggregate, to result in material liability to the Company.

(b) Except as set forth in Section 2.11(b) of the Seller Disclosure Schedule, there are no collective bargaining agreements or other labor union Contracts applicable to any Company employee in effect as of the date of this Agreement with respect to their employment with the Company, nor is any such agreement being negotiated.

(c) In the past three (3) years, there have been no labor strikes, slowdowns, work stoppages, picketings, concerted refusal to work overtime, handbilling, demonstrations, leafletting, or lockouts against or involving the Company and none are pending, or, to the Knowledge of the Company, threatened. The Company is not a party to any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees that would prevent or materially restrict or impede the consummation of the Contemplated Transactions.

(d) To the Knowledge of the Company, no labor union, labor organization or works council has made a pending demand for recognition or certification to the Company, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending.

(e) Except as would not, individually or in the aggregate reasonably be expected to result in a material liability to the Company, there is no unfair labor practice Proceeding pending against the Company before any Governmental Entity and there is no pending or, to the Knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any collective bargaining agreement or other labor union Contracts.

(f) The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar state or local law that remains unsatisfied.

2.12 Contracts.

(a) Section 2.12(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of each Contract to which the Company is a party, or to which the Company’s assets, rights, property or business are bound or subject, and which falls within any of the following categories:

(i) any maintenance Contracts for repair and overhaul that would be expected to result in the Company incurring costs in excess of $1,000,000 in the twelve (12)-month period following the date hereof;

(ii) any Contract relating to (A) the creation, incurrence, assumption or guarantee by the Company of any Indebtedness (including surety bonds, performance bonds or letters of credit in excess of $100,000) or (B) any loan or advance by the Company to any Person other than advances for travel and other normal business expenses to officers and employees in the Ordinary Course of Business;

(iii) any Contract under which the Company is a lessor of or permits any third party to hold or operate any personal property owned or controlled by it which involves consideration in excess of $250,000 or a group of Contracts with the same Person which involve consideration in excess of $500,000 in the aggregate (other than any capital leases or Contracts disclosed pursuant to clause (xxi) below);

(iv) any material credit card-related Contracts, including (A) all material credit card processing or card services Contracts, merchant services Contracts and on-line payment services Contracts, (B) all material Contracts with credit card or debit card issuers or card associations governing co-branded credit or debit cards and (C) all material Contracts governing participation in credit card related awards programs;

(v) any Real Property Lease;

(vi) any Contract that is a collective bargaining agreement;

(vii) any Contract in respect of a joint venture, partnership, business alliance;

(viii) any (x) interline, code sharing, capacity purchase or pro rate agreement or similar arrangement involving consideration from or to the Company of more than $1,000,000 in the twelve (12)-month period prior to the date of this Agreement or (y) online travel agency or corporate travel Contract (other than charter Contracts) involving commissions from or to the Company of more than $1,000,000 in the twelve (12)-month period prior to the date of this Agreement;

(ix) any global distribution system;

(x) any Contract regarding the purchase or lease of any Company Slot;

(xi) any Contract that obligates the Company to make any capital expenditure or any acquisition or construction of fixed assets for or in respect of any real property, in each case in an amount in excess of $500,000 in any calendar year;

(xii) any Contract not disclosed pursuant to the other subsections of this Section 2.12(a) that by its terms is reasonably expected to result in (A) minimum payments to the Company under such Contract of more than $250,000 in the twelve (12)-month period following the date of this Agreement, (B) minimum payments from the Company under such Contract of more than $1,000,000 in the twelve (12)-month period following the date of this Agreement or (C) has five (5) years or more remaining in its term, provides for payments to or from the Company under such Contract following the date of this Agreement in excess of $1,000,000 annually or $5,000,000 in the aggregate and cannot be cancelled by the Company upon notice of ninety (90) days or less;

(xiii) any Contract relating to an acquisition, divestiture, merger or similar transaction of any business or a material amount of Equity Interests or substantially all of the assets of any Person (whether by merger, sale of stock, sale of assets or otherwise) that is pending, or pursuant to which the Company has any material contingent payment or indemnification obligations or relating to a completed transaction within the last three (3) years;

(xiv) any Contract (i) granting any Person a Lien on any material tangible or intangible assets of the Company, other than Permitted Liens or (ii) limiting the ability of the Company to incur Indebtedness, pay or make any dividends or distributions, or create Liens on material assets, rights or properties owned by the Company;

(xv) any Contract that (i) limits or restricts the Company from competing in any line of business with any Person or in any geographic region, (ii) “most favored nations” terms or establishes an exclusive sale or purchase obligation with respect to any product, service or geographic area, (iii) a “right of first offer” or “right of first refusal” on behalf of any other Person to acquire Company or any assets or business or product lines thereof;

(xvi) any Contract pursuant to which the Company is licensing or otherwise granting rights in or to any of the Material Intellectual Property to any Person (including via a covenant not to sue) or any Person licensing or sublicensing to the Company, or otherwise authorized the Company to use, any third-party Intellectual Property Rights that are material to the Business as currently conducted (excluding any Contract that is a non-exclusive license of standard, unmodified, off-the-shelf Software in object code form solely for internal use and that is commercially available on standard terms from third-party vendors for fees of less than $1,000,000 per annum), other than any non-exclusive license in the ordinary course of business;

(xvii) any Contract to which a Governmental Entity is a party involving payments to or from the Company in excess of $1,000,000 in the twelve (12)-month period prior to the date hereof;

(xviii) any Contract that contains any provision pursuant to which the Company is obligated to indemnify or make any indemnification payments to any Person, other than with respect to (A) standard terms and conditions of Contracts entered into in the Ordinary Course of Business or pursuant to the Company’s Growth Plan, or non-disclosure agreements and (B) Contracts for the acquisition of all of the capital stock of, or all or substantially all of the assets of, any third party;

(xix) any Contract containing change in control provisions that would reasonably be expected to involve aggregate payments by the Company in excess of (or a loss of revenues with an aggregate value in excess of) $100,000 in connection with the consummation of the Contemplated Transactions;

(xx) any Contract involving any resolution or settlement of any actual or threatened proceeding, suit (whether civil, criminal, judicial, investigative or administrative), claim, action, litigation, mediation, hearing, audit, criminal prosecution, arbitration or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) (a “Proceeding”) which the Company reasonably expects could involve payments after the date hereof in excess of $500,000 individually or $1,000,000 in the aggregate, or that currently provides, or the Company reasonably expects could provide, for any material injunctive or other non-monetary relief; and

(xxi) any Contract concerning the lease or acquisition of aircraft or engines attached thereto.

Each Contract of the type described in this Section 2.12(a) is referred to herein as a “Material Contract”. Accurate and complete copies of each Material Contract, including all amendments thereto (or an accurate and complete summary of any oral Material Contract), have been Made Available by Seller to Buyer.

(b) Except as would not reasonably be expected to be material to the Company or the operation of the Business, (i) each Material Contract is a valid and binding obligation of the Company and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, and is in full force and effect except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought; (ii) since January 1, 2016, the Company has in all material respects performed all obligations required to be performed by it under each Material Contract and, to the Knowledge of the Company, each other party to each Material Contract has in all material respects performed all obligations required to be performed by it under such Material Contract; and (iii) since January 1, 2016, neither the Company, nor to the Knowledge of the Company, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and (iv) since January 1, 2016, the Company has not received written notice that it has breached, violated or defaulted under any Material Contract.

2.13 Litigation.

(a) (i) There is no Proceeding pending or, to the Knowledge of Seller, threatened against, Seller that challenges the validity or propriety of, or seeks to prevent, restrain, prohibit, materially impair or materially delay the execution and delivery by Seller of this Agreement or any other Transaction Document to which Seller is a party or the consummation of the Contemplated Transactions and (ii) Seller is not subject to any outstanding judgment, order or decree which would reasonably be expected to have a material adverse effect on the ability of Seller to consummate the Contemplated Transactions.

(b) There is no, and since January 1, 2015, there has not been any Proceeding pending or, to the Knowledge of the Company, threatened against, the Company or its business, properties or assets: (i) that seeks or alleges monetary damages in excess of $250,000 individually or $500,000 in the aggregate for related claims, or that would otherwise reasonably be expected to be material to the Company, (ii) that seeks any form of non-monetary remedies that, if granted, would reasonably be expected to be material to the Company, (iii) that could prohibit the Company or any of its officers or other employees from engaging in, or continuing any conduct, activity or practice relating to the Business or (iv) that challenges the validity or propriety of, or seeks to prevent, materially impair or materially delay consummation of this Agreement or the Contemplated Transactions.

(c) The Company has not failed to pay any settlement Contract and is not subject to any outstanding order, writ, decision, award, ruling, stipulation, assessment, injunction, judgment, settlement agreements, decree, ruling, determination or similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of, any Governmental Entity (each, an “Order”) that, is unsatisfied or outstanding, or that, individually or in the aggregate, has had or would reasonably be expected to be material to the Company or would prevent or materially impair or materially delay the performance by Seller of any of its material obligations under this Agreement.

2.14 Environmental Matters.

(a) Since January 1, 2012, the Company has been and currently is in compliance in all material respects with all applicable Environmental Laws, and has obtained, or has made timely and complete application for renewal of, and is in compliance in all material respects with, all Environmental Permits necessary for the conduct and operation of the Business as now being conducted.

(b) There is not now, and since January 1, 2012, there have not been, any Hazardous Substances generated, treated, stored, transported, disposed of, Released, or otherwise existing on, under, about, or emanating from or to, any property currently owned, leased or operated by the Company, or any property previously owned, leased or operated by the Company at the time the Company owned, leased or operated said property, in each case including areas at airports where Aircraft are or were fueled, except in material compliance with any applicable Environmental Laws, and except as would not result in material liability to the Company under Environmental Laws.

(c) Except as set forth in Section 2.14(c) of the Seller Disclosure Schedule, since January 1, 2012, the Company has not received any notice of alleged liability for, or any inquiry or investigation regarding, any Release or threatened Release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law, except as would not result in material liability to the Company.

(d) The Company has Made Available to Buyer true, correct and complete copies of any material environmental reports, studies, assessments, and other material information in its possession relating to the Company and its current or former properties or operations as each relates to environmental matters or Hazardous Substances.

2.15 Intellectual Property.

(a) Section 2.15(a) of the Seller Disclosure Schedule sets forth a list of the following Intellectual Property Rights that are (i) registered or for which an application for registration is currently pending with a Governmental Entity or domain name registrar and that are owned by the Company (excluding any URL and Internet domain name registrations that are not material to the marketing and promotion of the Company or that are not currently in use or are only in short-term use by the Company) (the “Registered Intellectual Property”) or (ii) unregistered and material to the Business, including: (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the respective jurisdiction where filed, the date filed or issued, and the present status thereof; (ii) for each trademark, trade name or service mark that is registered, for which a pending application for registration has been filed, the application serial number or registration number, the jurisdiction where filed, the date filed or granted, and the class of goods covered, in each case, if applicable; and (iii) for any Internet domain names (excluding any URL and Internet domain name registrations that are not material to the marketing and promotion of the Business or that are not currently in use or are only in short-term use by the Company), the registration date, any renewal date and name of the Internet domain name registrar.

(b) The Company exclusively owns the Registered Intellectual Property and all other material Intellectual Property Rights owned by the Company (collectively, “Owned Intellectual Property”), free and clear of Liens (other than Permitted Liens). The Registered Intellectual Property owned by the Company is subsisting, and to the Knowledge of the Company, the Registered Intellectual Property (excluding any pending applications included in the Registered Intellectual Property) is valid and enforceable and has not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.

(c) The Company owns or has valid and sufficient rights to use, pursuant to a valid written Contract (the “Licensed Intellectual Property”), all Intellectual Property Rights that are material to the Business as currently conducted (collectively referred to herein as the “Material Intellectual Property”); provided, that the foregoing shall not be deemed a representation or warranty of non-infringement of Third Party Intellectual Property Rights. The Company has used commercially reasonable efforts to maintain and protect each item of Material Intellectual Property.

(d) No Proceedings are pending, or, to the Knowledge of the Company, are threatened against, the Company, that challenge the Company’s ownership of the Owned Intellectual Property and, to the Knowledge of the Company, no Proceeding, including any interference, opposition, reissue, reexamination, derivation, post-grant or other similar Proceeding, is pending or threatened, in which the scope, validity or enforceability of any of the Registered Intellectual Property is being or has been contested or challenged.

(e) The conduct of the Business by the Company and the use of the Owned Intellectual Property does not, infringe upon, misappropriate or otherwise violate any valid and enforceable Intellectual Property Rights of any third party in any material respect, and since January 1, 2015, there have been no claims of such infringement, misappropriation or other violation that have been threatened in writing against the Company that have not been settled or withdrawn prior to the date of this Agreement and, to the Knowledge of the Company, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Proceeding. To the Knowledge of the Company, no Person is infringing or otherwise violating any Owned Intellectual Property or any rights of the Company in any Licensed Intellectual Property in any material respect.

(f) To the Knowledge of the Company, all Software material to the Business (i) performs in material conformance with its documentation, (ii) is free from any material Software defect, and (iii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or Software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the Software.

(g) The Company has a privacy policy (the “Privacy Policy”) regarding the collection and use of personally identifiable information (“Personal Information”), a true, correct and complete copy of which has been provided to Buyer prior to the date hereof. To the Company’s Knowledge, the Company is in material compliance with all applicable Laws regarding the collection, use and protection of Personal Information and with the Company’s Privacy Policy, and, to the Company’s Knowledge, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Information maintained by the Company. To the Company’s Knowledge, the Company has reasonable security measures in place to protect Personal Information stored in their computer systems from unlawful use by any third party or any other use by a third party that would violate the Privacy Policy. The execution, delivery or performance of this Agreement by Seller or the Contemplated Transactions do not violate the Privacy Policy as it currently exists and, upon Closing, the Company will own all such Personal Information and continue to have the right to use such Personal Information on identical terms and conditions as the Company enjoyed immediately prior to the Closing. No Proceedings are pending or, to the Knowledge of the Company, threatened against the Company relating to the collection or use of Personal Information.

2.16 Tax Matters.

(a) The Company has filed or caused to be filed all federal income and other material Tax Returns required to have been filed by or with respect to the Company, and all such Tax Returns are true, complete and accurate in all material respects. Subject to exceptions as would not be material, no claim has been made in the past three years in writing by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Taxes in such jurisdiction.

(b) All material amounts of Taxes of the Company due and payable (whether or not shown on any Tax Return) have been paid except for those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside by the Company (which proceedings are listed in Section 2.16(b) of the Seller Disclosure Schedule).

(c) The accrual for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax accrual) in the Company Financial Statements (as opposed to the notes thereto) is sufficient for the payment of all unpaid Taxes of the Company, whether or not disputed or due and payable prior to the Closing Date, for all periods ending on and prior to the date thereof and, as of the Closing Date, there will be no unpaid Tax liabilities of the Company attributable to Pre-Closing Tax Periods (as determined in accordance with Section 4.6) other than Tax liabilities taken into account in, or specifically excluded from, the calculation of the Purchase Price. Since the date of the Company Interim Financial Statements, the Company has not incurred any liabilities for Taxes other than in the Ordinary Course of Business or sales, excise, use or similar Taxes in connection with actions taken by the Company pursuant to the Company Growth Plan.

(d) No deficiencies for any material amount of Taxes have been proposed or assessed in writing against the Company by any Governmental Entity which remain unpaid or unresolved, except for deficiencies being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside by the Company (which proceedings are listed in Section 2.16(d) of the Seller Disclosure Schedule). The Company (i) is not the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes and (ii) has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect. There are no Liens for Taxes (other than for Taxes not yet due and payable) upon any of the assets of the Company.

(e) The Company is not a party to and has no liability under any written agreement for the sharing, indemnification or allocation of Taxes (other than customary provisions for Taxes contained in credit, lease or other commercial agreements the primary purposes of which do not relate to Taxes) or any advance pricing agreement closing agreement or other similar agreement relating to any Tax with any Taxing Authority with respect to or involving the Company.

(f) The Company has never been a member of any consolidated, combined, affiliated, or aggregate group of companies for any Tax purposes, and has no liability for the Taxes of any Person (other than Taxes of the Company) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, by Contract or otherwise (other than customary provisions for Taxes contained in credit, lease or other commercial agreements the primary purposes of which do not relate to Taxes).

(g) The Company has withheld and, to the extent required by Law, paid to the appropriate Governmental Entity all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party, and has complied in all material respects with all Tax information reporting and backup withholding provisions of all applicable Laws related to the foregoing.

(h) The Company has not entered into any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) The Company (i) has no application pending with the IRS requesting permission for any material changes in Tax accounting methods and has not agreed to nor is required to make (including as a result of the transactions contemplated by this Agreement) any adjustments pursuant to Section 481 of the Code or any similar provision of Law and no Taxing Authority has proposed any such adjustment; and (ii) will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date under any provision of federal, state, local or foreign Tax law or by agreement with any Taxing Authority as a result of (A) an installment sale or open transaction disposition made prior to the Closing, (B) percentage of completion method of accounting or completed contract method of accounting, (C) any prepaid amount received on or prior to the Closing or (D) an election pursuant to Section 108(i) of the Code made prior to the Closing.

(j) The Company has been treated as an entity disregarded from its owner for federal income tax purposes at all times during its existence.

(k) The Company has not granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(l) The Company does not have an office or fixed place of business in any country other than the United States except as set forth on Section 2.16(l) of the Seller Disclosure Schedule.

(m) There are no outstanding rulings or requests for rulings with any Taxing Authority addressed, directly or indirectly, to the Company.

(n) The Company has paid all material amounts of Taxes and has complied with any applicable reporting and other Tax Laws, in each case, with respect to the ownership, operation or leasing of aircraft and the operation of an airline, including any fuel, transportation and aviation Taxes.

2.17 Insurance. The Company maintains insurance coverage, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for air carriers operating in the United States. Section 2.17 of the Seller Disclosure Schedule sets forth a true and complete list of all material insurance policies and fidelity bonds and all material self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers or directors, assets and operations of the Company, showing the type of coverage, insurer, effective dates and policy numbers, and with respect to any self-insurance or co-insurance arrangements, the reserves established thereunder (collectively, the “Insurance Policies”). The Company has Made Available to Buyer true, correct and complete copies of each Insurance Policy. Each of the Insurance Policies is listed in Section 2.17 of the Seller Disclosure Schedule and is in full force and effect, all premiums due and payable thereon have been paid when due and the Company is in compliance in all material respects with the terms and conditions of such Insurance Policies. Since January 1, 2015, the Company has not received any written notice regarding any actual or possible invalidation, cancellation or non-renewal of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage or written notice of refusal of any coverage or rejection of any material claim under any such Insurance Policy, and to the Knowledge of the Company, no early termination of any Insurance Policy is or has been threatened. With respect to each material Proceeding that has been filed or investigation that has been initiated against the Company since January 1, 2015, no insurance carrier has disputed, questioned or issued a denial of coverage with respect to any such material Proceeding or investigation, or informed any of the Company of its intent to do so.

2.18 Properties and Assets. The Company has good and valid title to, or has a valid leasehold interest in, or a valid right under Contract to use, all of the material tangible personal property (a) reflected in the latest balance sheet of the Company prior to the date hereof as being owned by the Company or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the Ordinary Course of Business), including property acquired pursuant to the Company Growth Plan, or otherwise purported to be owned by the Company, (b) that is used or exploited in the Business or that is necessary to enable the Company to conduct the Business in the Ordinary Course of Business, in each case free and clear of all Liens, other than Permitted Liens. The material tangible personal property of the Company is in good operating condition and repair for its continued use as it has been used in all material respects, subject to reasonable wear and tear. The assets, properties, services and rights of the Company constitute all of the assets, properties, services and rights necessary and sufficient to conduct of the Business in all material respects from and after the Closing Date without interruption and in substantially the same manner as it has been conducted by the Company as of the date hereof and as of the Closing Date.

2.19 Real Property.

(a) Section 2.19(a) of the Seller Disclosure Schedule sets forth all leases or subleases and any amendments, guaranties or other agreements related thereto (collectively, the “Real Property Leases”) pursuant to which all real property for which the leased premises exceeds 2,500 square feet is leased, subleased, used or occupied by the Company (collectively, the “Leased Real Property”). The Company has a valid and subsisting leasehold interest in all Leased Real Property leased by them, in each case free and clear of all Liens, other than Permitted Liens. Seller has provided Buyer with a true and complete copy of all Real Property Leases.

(b) The Company does not own any real property, nor is it a party to any Contract or otherwise has any obligation to acquire any real property.

(c) The Company has not received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the Knowledge of the Company, there are no such Proceedings threatened, affecting any portion of the Leased Real Property.

(d) The Company has a valid leasehold estate in all Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.19(d) of the Seller Disclosure Schedule, no Leased Real Property is subject to any lease, license or sublease or any use and occupancy agreement pursuant to which the Company has granted any third party the right to use or occupy all or any portion of the Leased Real Property greater than 10% of the leased premises.

2.20 Affiliate Transactions. Except for any employment-related agreements or as set forth in Section 2.20 of the Seller Disclosure Schedule, no Company Affiliated Person is party to any Contract, arrangement or transaction with or binding upon the Company or any of its properties or assets (including any such Contract involving the making of any payment or transfer of assets to, any Company Affiliated Person). Except as set forth in Section 2.20 of the Seller Disclosure Schedule, no Company Affiliated Person conducts any portion of the Business (other than in a capacity as a director, governor or officer of the Company) or has any interest in any of the assets used in, or necessary to, the business of the Company.

2.21 Brokers. Except for Seller’s obligations to Barclays PLC, neither Seller nor any member, director, officer, employee or Affiliate of Seller or the Company, has incurred or will incur on behalf of the Company, any brokerage, finders’, financial advisory or similar fee in connection with the Contemplated Transactions.

2.22 Aircraft.

(a) Section 2.22(a)(i) of the Seller Disclosure Schedule sets forth a true and complete list of (i) all aircraft operated under the operating certificate of the Company and (ii) all aircraft and all engines attached thereto owned or leased by the Company, in each case as of the date of this Agreement (collectively, the “Aircraft”), including the manufacturer’s model and aircraft number of each such Aircraft. Section 2.22(a)(ii) of the Seller Disclosure Schedule sets forth a true and complete list of all aircraft engines owned or leased by the Company (such engines, the “Spare Engines”).

(b) All Aircraft are properly registered on the FAA aircraft registry, in airworthy condition and have a validly issued FAA certificate of airworthiness that is in full force and effect (except for the period of time any aircraft may be out of service and such certificate is suspended in connection therewith).

(c) All Aircraft and Spare Engines are being maintained in all material respects according to applicable FAA regulatory standards and FAA-approved maintenance programs of the Company. The Company has implemented maintenance schedules with respect to Aircraft and engines that, if complied with, are designed to result in the satisfaction of all requirements under all applicable airworthiness directives and Aviation Regulations required to be complied with in accordance with the FAA-approved maintenance program of the Company, and the Company is in compliance with such maintenance schedules in all material respects.

(d) Section 2.22(d) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all Contracts (other than Contracts that may be terminated or cancelled by the Company without incurring any material penalty) pursuant to which the Company has a binding obligation to lease aircraft, engines or simulators.

2.23 Company Slots and Operating Rights. Section 2.23 of the Seller Disclosure Schedule sets forth a true and complete list of all takeoff and landing slots, operating authorizations from the FAA or any other Governmental Entity and other similar designated takeoff and landing rights held by the Company (the “Company Slots”) at any domestic airport (except for seasonal swaps and temporary returns to the FAA, in each case, with a duration of approximately six months or less). None of the Company Slots have been leased from another air carrier or are slots or authorizations in which the Company holds only temporary use rights (except for seasonal swaps and temporary returns to the FAA, in each case, with a duration of approximately six months or less).The Company has complied in all material respects and is in compliance in all material respects with all regulations of the FAA and each other Governmental Entity with respect to the Company Slots. The Company has not (a) received any written notice of any proposed withdrawal of the Company Slots by the FAA or any other Governmental Entity or (b) agreed to any future slide, trade (except for seasonal swaps and temporary returns to the FAA, in each case, with a duration of approximately six months or less), purchase, sale, exchange, lease, or transfer (except for seasonal swaps and temporary returns to the FAA, in each case, with a duration of approximately six months or less) of any of the Company Slots that has not been consummated. The Company Slots have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219, and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217. To the extent covered by 14 C.F.R. Section 93.227 or any order, notice, or requirement of the FAA or any other Governmental Entity, the Company has used the Company Slots (or the Company Slots have been used by other operators) either at least 80% of the maximum amount that each Company Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such order, notice or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such Company Slot’s authorization from termination or withdrawal under regulations or waivers established by any airport authority or any other Governmental Entity

2.24 Airports. As of the date of this Agreement, no airport authority at any airport at which the Company operates (each such airport, an “Airport”) has taken any action, nor, to the Knowledge of the Company, is any such action threatened, that would reasonably be expected to materially interfere with the ability of the Company to conduct its operations at any Airport in substantially the manner as currently conducted.

2.25 U.S. Citizen; Air Carrier. Each of Seller and the Company is a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15) of-the Federal Aviation Act of 1958 and is an “air carrier” within the meaning of such act operating under certificates issued pursuant to 49 U.S.C.§ 41101-41112.

2.26 Charter Customers. Section 2.26 of the Seller Disclosure Schedule sets forth the names of the twenty (20) largest charter customers of the Company (the “Top Charter Customers”) measured by dollar value of revenues to the Company for the twelve (12) calendar months ended June 30, 2017. None of the Top Charter Customers has (a) canceled or threatened to cancel or otherwise terminate its relationship with the Company, (b) decreased or limited materially, or threatened to decrease or limit materially, or, to the Knowledge of the Company, intends to decrease or limit materially, its use of charter services from the Company, (c) notified the Company in writing or, to the Knowledge of the Company, orally that it is materially and adversely modifying its relationship with the Company, or (d) materially changed since June 30, 2017.

2.27 Assets and Sales Outside of the United States. The Company does not (i) own any assets or property located outside of the United States and (ii) did not have annual revenue from sources outside of the United States in excess of $5,000,000 in the twelve (12) months ended October 31, 2017.

2.28 Limitation on Representations or Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE II, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN CONNECTION WITH OR WITH RESPECT TO SELLER OR THE COMPANY, OR THEIR ASSETS, OPERATIONS, PROSPECTS OR FINANCIAL CONDITION, OR WITH RESPECT TO ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER. ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO THE FUTURE PERFORMANCE, PROFITABILITY OR FINANCIAL RESULTS OF THE COMPANY.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the disclosure schedule (the “Buyer Disclosure Schedule”) delivered by Buyer to Seller prior to execution of this Agreement (which sets forth items of disclosure; it being understood that matters disclosed pursuant to one section of the Buyer Disclosure Schedule shall be deemed to be disclosed with respect to other sections where it is reasonably apparent on the face of the disclosure (without reference to any extrinsic document), that the matters so disclosed are also applicable to such other sections), Buyer Parties represent and warrant to Seller, as of the date hereof and as of the Closing Date, as follows:

3.1 Organization and Authority. Buyer is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Buyer Parties has all requisite power and authority, to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the Contemplated Transactions. The execution by each of the Buyer Parties of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the Contemplated

Transactions have been duly and validly authorized by all required limited liability company action on the part of each Buyer Party, and no other proceedings on the part of either Buyer Party are required to authorize this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the Contemplated Transactions. This Agreement and each of the other Transaction Documents to which each Buyer Party is a party has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Seller, constitutes the valid and binding obligation of each Buyer Party, as applicable, enforceable against such Buyer Party in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.2 No Conflict. None of the execution, delivery or performance of the applicable Transaction Documents by Buyer Parties, the consummation by Buyer Parties of the Contemplated Transactions, or compliance by Buyer Parties with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate of incorporation or by-laws or similar organizational and governing documents of Buyer or Parent; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.3 have been obtained and all filings and notifications described in Section 3.3 have been made and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any Law applicable to Buyer Parties or any of their respective properties or assets; or (ii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in termination of or accelerate the performance required by, or give to others any right of termination, amendment, acceleration, purchase, sale, modification or cancellation under any Contract binding on the Buyer Parties or (c) result in the creation of a Lien, other than Permitted Liens, upon any of the respective properties or assets of Buyer or Parent pursuant to, any Contract, to which Buyer or Parent is a party, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.

3.3 Required Filings and Consents. None of the execution, delivery or performance of this Agreement or any other Transaction Document by Buyer Parties, the consummation by Buyer or Parent of the Contemplated Transactions, or compliance by Buyer or Parent with any of the provisions of any Transaction Document will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) compliance with any applicable requirements of the HSR Act, (b) compliance with the applicable requirements of the Exchange Act, (c) any application, filing, notice, report, registration, approval, permit, authorization, consent or submission required to be made or obtained under Title 49 of the United States Code or under any regulation, rule, order, notice or policy of the FAA, the DOT, the FCC and the DHS, including the TSA, (d) compliance with the applicable requirements of the Securities Act, (e) compliance with any applicable foreign or state securities or Blue Sky Laws, (f) filings with the SEC as may be required by Buyer or Parent in connection with this Agreement and the transactions contemplated hereby, and (g) such filings as may be required under the rules and regulations of any securities exchange.

3.4 Litigation.

(a) There is no Proceeding pending or, to the Knowledge of Buyer Parties, threatened against Buyer or Parent that, individually or in the aggregate, would reasonably be expected to have a Buyer Material Adverse Effect or challenges the validity or propriety of, or seeks to prevent, restrain, prohibit, materially impair or materially delay the execution and delivery by Buyer of this Agreement or any other Transaction Document to which Buyer is a party or the consummation of the Contemplated Transactions.

(b) Neither Buyer nor Parent is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Buyer Material Adverse Effect.

3.5 Financial Capability. Buyer Parties have available to them, or as of the Effective Time will have available to them, sufficient cash, available lines or credit or other sources of immediately available and committed financing necessary to consummate the Contemplated Transactions and to satisfy all of their obligations under this Agreement, including the payment of the Purchase Price in accordance with Section 1.3 hereof, and payment of all costs, fees and expenses in connection herewith.

3.6 Management Arrangements. As of the date hereof, none of Buyer, Parent or their executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers or directors of the Company that is currently in effect or would become effective in the future (upon the consummation of the transaction contemplated herein or otherwise).

3.7 Citizen; Air Carrier. Buyer and Parent are each a “citizen of the United States” as defined in 49 U.S.C. § 40102(a)(15). If Buyer or Parent is an “air carrier” within the meaning of the Federal Aviation Act of 1958, it is operating under certificates issued pursuant to 49 U.S.C.§ 41101-41112.

3.8 Labor Agreements. Buyer Parties acknowledge that (a) they have reviewed the Company’s labor agreements described in Section 2.11(b) of the Seller Disclosure Schedule, and (b) the Company will continue to be bound by such agreements according to the terms set forth therein, and the provisions of the Railway Labor Act, 45 U.S.C. §§ 151 et seq., immediately following the Closing.

3.9 Brokers. None of Buyer, Parent, nor any of their stockholders, directors, officers, employees or Affiliates, has incurred or will incur on behalf of Buyer or Parent, any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement.

3.10 No Other Representations or Warranties. Except for the representations and warranties contained in Article II, Buyer acknowledges that none of Seller, the Company or any Representatives of Seller or the Company or any of their respective Affiliates makes, and

Buyer acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of Seller or the Company or with respect to any other information provided or Made Available to Buyer by or on behalf of Seller or the Company in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material provided or Made Available to Buyer or its Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

COVENANTS

4.1 Covenants of Seller.

(a) Ordinary Course of Business. Except as expressly provided or permitted herein, or as consented to in writing by Buyer (such consent not to be unreasonably withheld), during the period commencing on the date of this Agreement and ending at the Closing Date or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), Seller shall, and covenants and agrees to cause the Company to (as applicable) act and carry on its business in the Ordinary Course of Business and the Company Growth Plan, including, using commercially reasonable efforts (which efforts specifically do not include making payments to employees, customers, vendors or other parties outside the Ordinary Course of Business) to (A) preserve intact in all material respects its business organization and reputation, (B) maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, maintain in effect all of its material Permits, (D) maintain its existing relationships and goodwill with Governmental Entities, suppliers, vendors, creditors, employees, customers and agents, (E) keep available the services of its directors, governors, officers and key employees, (F) manage its working capital (including timing of collection of accounts receivable and of the payment of accounts payable) in the Ordinary Course of Business and (G) make all budgeted capital expenditures in the Ordinary Course of Business, in each case, other than as expressly described in the Company Growth Plan.

(b) Specific Actions. Without limiting the generality of the foregoing, except as expressly provided or permitted herein or undertaken according to the process described in the Company Growth Plan, during the Pre-Closing Period, Seller covenants and agrees that it shall not cause or permit the Company to, directly or indirectly, do any of the following without the prior written consent of Buyer:

(i) amend the Company Organizational Documents or the terms of the Units;

(ii) issue, deliver, authorize, create, sell, grant, pledge or otherwise dispose of or encumber, propose or take any action in furtherance of the foregoing, any Equity Interests of the Company or any securities convertible into or exchangeable for, or any rights, conversion privileges, warrants, options or other rights of any kind to acquire or receive payment in respect of the value of, Equity Interests of the Company;

(iii) declare, set aside or pay any dividend or other distribution in respect of Equity Interests of the Company (whether by merger, consolidation or otherwise) or redeem, purchase or otherwise acquire any outstanding Equity Interests of the Company; provided, that the foregoing shall not restrict the Company from declaring or paying any cash dividend or distribution that is paid in full prior to the Closing Date;

(iv) except as described in clause (ix) below, sell, lease, license, pledge, transfer or otherwise dispose of or encumber any material properties or material assets of the Company or subject any of such assets or properties to any Liens (other than Permitted Liens), other than in the Ordinary Course of Business or properties or assets with a fair market value of less than $500,000;

(v) except as set forth on Section 4.1(b)(v) of the Seller Disclosure Schedule or as otherwise described in the Company Growth Plan, (A) amend, modify, supplement in any material respect, enter into, become subject to, grant any waiver of any material term under, give any material consent with respect to, or terminate any Material Contract other than other than (i) bidding for, entering into, renewing or replacing Contracts with customers or vendors in the Ordinary Course of Business that (A) provide for aggregate annual payments by or to the Company of less than $1,000,000 or (B) have a term of less than twenty-four (24) months and are capable of being terminated on sixty (60) days’ notice or less and (ii) terminations of Contracts as a result of the expiration of the term of such Contracts or (B) enter into any Contract that would require a payment to or give rise to any rights to such other party or parties in connection with the Contemplated Transactions to the extent such payment would not constitute an Unpaid Transaction Expense.

(vi) create, incur, assume, suffer to exist or otherwise be liable with respect to any Indebtedness, other than the incurrence of trade indebtedness in the Ordinary Course of Business;

(vii) make any loans, advances or capital contributions to, or investment in, any other Person;

(viii) sell, assign, transfer, lease, license or allow to lapse any rights in the Material Intellectual Property;

(ix) except for aircraft purchases and improvements or reconfigurations as set forth in the Company Growth Plan or expenditures for emergency or other repairs in connection with restoring an aircraft into service, make any capital expenditures with respect to property, plant or equipment of the Company in excess of $250,000 per occurrence;

(x) make any changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP as agreed to by its independent public accountants;

(xi) redeem, purchase or acquire or offer to acquire any, shares of common stock or other securities of any third party;

(xii) enter into, modify or amend (except termination in accordance with Section 4.13), any transaction or Contract with, any Company Affiliated Person;

(xiii) make or change any income Tax or other material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to an income Tax Return or other material Tax Return, settle any claim or assessment in respect of Taxes or surrender any refund in respect of Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into a closing agreement in respect of Taxes, request a ruling related to Taxes, fail to duly and timely file all income Tax and other material Tax Returns and other documents required to be filed with any Taxing Authority in accordance with past practice (taking into account any extension of time within which to file such Tax Return) or incur any liability for Taxes other than in the Ordinary Course of Business;

(xiv) enter into any new contract or agreement that requires payments by or to the Company in excess of $250,000 per year other than in the Ordinary Course of Business;

(xv) commence, pay, discharge, settle or satisfy any Proceedings, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $500,000, other than the payment, discharge or satisfaction in the Ordinary Course of Business of liabilities reflected or reserved against in the Company Financial Statements or incurred in the Ordinary Course of Business, or waive any material benefits of any confidentiality, standstill or similar agreements to which the Company is a party;

(xvi) fail to continue, in respect of all Aircraft, all maintenance programs consistent with past practice (either with current service providers or other reputable service providers), including using commercially reasonable efforts to keep all such Aircraft in such condition as may be necessary to enable the Company as of the date of this Agreement, other than changes in the Ordinary Course of Business;

(xvii) fail to maintain insurance at levels comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any Person or division or material assets thereof;

(xix) except as specifically described in Section 4.1(b)(xix) of the Seller Disclosure Schedule or as required by applicable Law, (A) grant or provide any change-in-control, retention, equity or equity-based, severance or termination compensation or benefits to any current or former service provider, (B) increase, or accelerate the vesting, payment or funding of, compensation or benefits payable to any current or former service provider, or establish, adopt, amend, renew, announce, waive any rights with respect to, modify or terminate (or commit to do any of the preceding in respect of) any Company Benefit Plan, (C) hire or engage any employee or independent contractor with base compensation in excess of $150,000 per year, or (D) adopt, enter into, amend, modify, renew or terminate any collective bargaining agreement or any other agreement, arrangement or plan with a union, works council or other employee representative body;

(xx) take any action that would cause the Company to fail to be, or fail to be owned and controlled by, a “Citizen of the United States” as defined in 49 U.S.C.§ 40102(a)(15) or an “air carrier” as defined in 49 U.S.C. § 40102(a)(2)(15), or fail to hold an operating certificate issued pursuant to 49 U.S.C. §41101-41102;

(xxi) purchase, sell or enter into an agreement to purchase or sell any interest in real property;

(xxii) amend or waive any material right under any Real Property Lease, enter into any lease of real property or terminate any Real Property Lease (other than any termination in accordance with the terms of such Real Property Lease);

(xxiii) the lease, purchase or financing of any aircraft or engines other than the purchase or lease of up to seven (7) Boeing 737-800 aircraft on terms substantially consistent with the letters of intent dated October 6, 2017, October 11, 2017 and November 24, 2017 and Made Available to Buyer;

(xxiv) authorize any of or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) Seller covenants and agrees to take such actions as may be necessary to ensure that the Company: notifies Buyer promptly of (A) any material emergency regarding the Company, (B) any change outside of the Ordinary Course of Business or in the operation of the properties of the Company which reasonably could be expected to result in a Material Adverse Effect, and (C) any investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity regarding the Company which reasonably could be expected to result in a Material Adverse Effect.

4.2 No Shop. During the Pre-Closing Period:

(a) From and after the date of this Agreement, Seller shall not, and Seller’s and the Company’s Affiliates, directors, officers, members, governors, employees, investment bankers, attorneys, accountants and other advisors or representatives (directors, officers, members, governors, employees, investment bankers, attorneys, accountants, other advisors and representatives, collectively, the “Representatives”) not to, directly or indirectly:

(i) solicit, initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, (A) any proposal or offer for a merger, consolidation, dissolution or sale of assets of the Company having 10% or more of the fair market value of all such assets, (B) any equity purchase, recapitalization, equity exchange or other business combination involving the Company, (C) any proposal for the issuance by the Company of its equity securities or (D) any proposal or offer to acquire in any manner, directly or indirectly, any of the equity securities or consolidated total assets of the Company other than the transactions contemplated by this Agreement (each, an “Acquisition Proposal”);

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person other than Buyer or its Affiliates or Representatives any non-public information for the purpose of encouraging or facilitating, any Acquisition Proposal or any agreement relating to any Acquisition Proposal; or

(iii) permit any Person other than (i) Seller or its Affiliate or Representatives or (ii) Buyer or its Affiliates or Representatives to access the data room on “Intralinks” or any other “data room” of the Company.

(b) Seller shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.

(c) Seller shall promptly inform its Representatives of the obligations of Seller under this Section 4.2.

4.3 Notification of Certain Matters. During the Pre-Closing Period, Seller shall, and shall cause the Company to, give prompt notice to Buyer, of:

(a) any material communication from any union, employee or supplier;

(b) any breach of any Material Contract or consent requirement;

(c) any Order restraining, enjoining or otherwise restricting the consummation of the Contemplated Transactions or any complaint or threatened complaint seeking such an Order or (ii) such party’s receiving any notice from any Governmental Entity or any other Person of its intention (x) to institute an investigation into, or institute a Proceeding to restrain, enjoin or otherwise restrict, the consummation of the Contemplated Transactions or (y) to nullify or render ineffective this Agreement or the Contemplated Transactions if consummated; and

(d) by written update to the Seller Disclosure Schedule, any inaccuracy of any representation or warranty made by Seller in this Agreement, either when such representation or warranty was made or thereafter which would result in a Material Adverse Effect. The delivery of any notice pursuant to this Section 4.3(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the rights of, or the remedies available to, Buyer; provided, however, that Seller shall be entitled to update the Seller Disclosure Schedule for Contracts required to be disclosed pursuant to Section 2.12 that are entered into between the date hereof and the Closing Date, to the extent such Contracts are entered into in accordance with Section 4.1(b), and the Seller Disclosure Schedule shall be deemed to be amended by any such updates as of the Closing Date.

4.4 Filings and Authorizations; Consummations.

(a) Buyer and Seller shall make, as promptly as reasonably practicable (and in any event within five (5) Business Days of the date of this Agreement (unless counsel to the parties have previously agreed to extend such five (5) Business Day period)), an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions. Each of Seller and Buyer shall, and Seller shall cause the Company to, use commercially reasonable efforts to supply as promptly as practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and use commercially reasonable efforts to take all other actions necessary to cause the expiration or termination of (and not to extend) the applicable waiting periods regarding the foregoing as soon as reasonably practicable. Buyer and Seller acknowledge and agree that they shall split the cost of all filing fees and other charges in connection with the filing under the HSR Act pursuant to this Section 4.4(a).

(b) Each of the parties hereto shall (i) as promptly as practicable after the date hereof, make, or cause to be made, all other filings, notifications, reports, applications and submissions under Law applicable to it or to its Subsidiaries and Affiliates or under any Contract listed on Sections 2.4(b) and 2.5(c) of the Seller Disclosure Schedules, in connection with the Contemplated Transactions; provided, that Seller shall cause the Company to make the notice filing with the DOT regarding a substantial change in operations, ownership or management under 14 CFR 204.5 no later than five (5) Business Days following the date upon which the Company receives from Buyer the information concerning Buyer or its Affiliates that is required under 14 CFR 204.5 to prepare such filing (which Buyer shall prepare and provide to Seller within ten (10) Business Days of the date of this Agreement), and (ii) use its respective commercially reasonable efforts to obtain, or cause to be obtained, all other authorizations, approvals, Orders, consents and waivers from all Persons and Governmental Entities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate the Contemplated Transactions.

(c) The parties hereto shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings, notifications, reports, applications and submissions referred to in paragraphs (a) and (b) above (each, a “Filing”); provided that, in connection with any Filing made by Buyer or Seller, the other party, to the extent permitted by applicable Law, (i) prior to any proposed Filing, (x) to receive copies of such proposed Filing, and (y) to propose changes to the contents of any such proposed Filing, which shall be considered by the other party in good faith, and (ii) to be informed of and have the right to attend and participate in any meeting, appearance, presentation, argument or any other related in-person event before a Governmental Entity concerning a Filing. The parties hereto shall supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing. To the extent that any information or documentation to be provided by either party hereto to the other pursuant to this Section 4.4 is competitively sensitive, such information may be provided only to external counsel for Buyer on an external counsel only basis.

(d) Each party hereto shall promptly inform the other parties of any communication from any Governmental Entity regarding any of the Contemplated Transactions.

If any party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the Contemplated Transactions, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response (which shall be deemed a Filing) in compliance with such request, subject in each case to the rights of the other party under Section 4.4(c). In accordance with Seller’s rights under Section 4.4(c), Buyer will advise Seller promptly in respect of any understandings, undertakings or agreements (oral or written) (each of which shall be deemed a Filing) which Buyer proposes to make or enter into with any Governmental Entity in connection with the Contemplated Transactions.

(e) The parties hereto shall use commercially reasonable efforts to coordinate and cooperate with one another in exchanging and providing such information to each other, scheduling meetings and communicating with relevant lessors and other third parties, and promptly taking all other necessary action to obtain the consents listed on Section 5.2(f) of the Seller Disclosure Schedule; provided that nothing in this Section 4.4(e) shall require a party hereto to (i) grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining such consents and (ii) provide any document or information to the extent that (x) it may not be disclosed pursuant to any Law to which the disclosure party is subject or the terms of a non-disclosure agreement with a third party or (y) the disclosure would cause disclosure party to waive its attorney-client privilege, the work product doctrine or any similar privilege with respect to such information, provided, however, that the parties will use commercially reasonable efforts to provide privileged information in a manner that would not waive privilege, including entry into a joint defense agreement.

4.5 Access to Information; Confidential Information.

(a) During the Pre-Closing Period and subject to applicable Laws and this Section 4.5, Seller shall, and shall cause the Company to give Buyer and its authorized Representatives reasonable access during normal business hours to all books, records, offices and other facilities and properties of the Company as Buyer and its authorized Representatives may from time to time reasonably request; provided that Seller and the Company may withhold any document (or portions thereof) or information to the extent that (x) it may not be disclosed pursuant to any Law to which the Company is subject or the terms of a non-disclosure agreement with a third party or (y) the disclosure would cause the Company to waive its attorney-client privilege, the work product doctrine or any similar privilege with respect to such information, provided, however, that Seller will, and cause the Company to, use commercially reasonable efforts to provide privileged information in a manner that would not waive privilege, including entry into a joint defense agreement. Buyer’s access to Company’s facilities will be coordinated and planned with Seller or Barclays, at mutually convenient times, so as to minimize any disruption to the Company’s business.

(b) Buyer Parties acknowledge that in connection with the negotiation of this Agreement and the preparation for the consummation of the transactions contemplated hereby, Buyer Parties will have access to confidential information relating to Seller and the Company. Buyer Parties acknowledge that the information provided to Buyer Parties in connection with this Agreement and the transactions contemplated hereby shall be “Confidential

Information” (herein referred to as “Confidential Information”) as defined in the nondisclosure agreement between Seller and Apollo Management VIII, L.P., dated as of September 1, 2017 (as amended from time to time, the “Confidentiality Agreement”), and is subject to the terms of the Confidentiality Agreement, and shall be held by Buyer Parties in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, Buyer shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all Confidential Information. The Confidentiality Agreement shall terminate at the Closing.

(c) To the extent that any Confidential Information includes materials or other information that may be subject to the attorney-client privilege, work product doctrine or any other applicable privilege or doctrine concerning any Confidential Information or any pending, threatened or prospective Proceeding, investigation, arbitration or dispute, it is acknowledged and agreed that the parties hereto have a commonality of interest with respect to such Confidential Information or Proceeding, investigation, arbitration or dispute and that it is the parties’ mutual desire, intention and understanding that the sharing of such materials and other information is not intended to, and shall not, affect the confidentiality of any of such materials or other information or waive or diminish the continued protection of any of such materials or other information under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine. Accordingly, all Confidential Information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine, and the parties hereto agree to take all measures necessary to preserve, to the fullest extent possible, the applicability of all such privileges or doctrines.

4.6 Taxes.

(a) Seller shall be responsible for, and shall pay all Taxes of Seller for all periods regardless of when any such Taxes may be payable or assessed and Seller shall be responsible for and shall pay all Taxes with respect to the Company for any taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”) to the extent such Taxes have not been included as a current Liability for purposes of calculating the Net Working Capital Amount and prepare and file or cause to be filed all Tax Returns for any taxable period that ends on or before the end of the Pre-Closing Tax Period; provided that all such Tax Returns shall be prepared on a basis consistent with past practices and Seller shall deliver each such Tax Return to Buyer at least thirty (30) days prior to the date on which such Tax Return is required to be filed with the appropriate Governmental Entity for Buyer’s review and comment; and provided, further, that Buyer will cooperate with Seller’s reasonable requests with respect to such Tax Returns, and that Seller shall accept reasonable comments of Buyer.

(b) All transfer, sales, use, value added and other similar Taxes, if any, arising out of the transfer of the Units by Seller to Buyer pursuant to this Agreement shall be borne by one-half (1/2) by Seller and one-half (1/2) by Buyer. The Company will file all necessary Tax Returns and other documentation with respect to all such transfer, sales, use, value, added and other similar Taxes, and, if reasonably requested by Buyer, Seller will join in the execution of any such Tax Returns and other documentation. Any disagreements with respect to such Tax Returns shall be resolved in accordance with Section 1.4(d)(ii).

(c) In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”),(i) the amount of any Taxes of the Company for the Pre-Closing Tax Period that are either (A) based on or measured by income or receipts or (B) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible) will be determined based on an interim closing of the books as of the effective time of the Closing, and (ii) with respect to Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Company or otherwise measured by the level of any item, the amount of Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending at the effective time of the Closing and the denominator of which is the number of days in such Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 4.6(c) shall be computed by reference to the level of such items on the Closing Date. The parties hereto will, to the extent permitted by applicable Law, elect with the relevant Taxing Authority to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the Closing Date.

(d) Seller will be entitled to any refund or credit (to the extent such credit actually reduces a cash Tax liability determined on a with and without basis) with respect to any Tax for which Seller is responsible pursuant to Section 4.6(a) (plus any interest received, by payment or credit, with respect thereto), in each case, net of any reasonable costs or Taxes incurred by Buyer or the Company in connection with obtaining or in connection with the receipt of such refund or credit and excluding any such refund or credit taken into account in the calculation of the Purchase Price or resulting from the utilization of any Tax attribute arising in a post-Closing Tax period. Buyer will pay or cause to be paid to Seller an amount equal to such refund or credit within fifteen (15) Business Days of receipt of such refund or credit. For a period of three (3) years following the Closing Date, Buyer will file (or cause to be filed), at Seller’s sole cost and expense, claims for any refund or credit to which Seller is entitled pursuant to the preceding sentence but only to the extent reasonably requested by Seller and only to the extent Buyer reasonably determines that claiming any such refund or credit is not reasonably expected to be materially detrimental to any post-Closing Tax position of Buyer or the Company (or any direct or indirect owner thereof). In the event any portion of any amount paid pursuant to this Section 4.6(d) shall be required to be repaid by any Governmental Entity, Seller shall be obligated to repay to Buyer the portion of such amount, together with any interest imposed by a Governmental Entity thereon.

4.7 Tax Contests.

(a) If any governmental authority issues to Buyer (A) a notice of its intent to audit or conduct another proceeding with respect to a Tax Return or Taxes of the Company for which Seller is responsible pursuant to Section 4.6(a) or (B) a notice of deficiency with respect to any such Taxes (any such audit, proceeding or deficiency, a “Seller Tax Matter”), Buyer shall promptly notify the Seller of its receipt of such communication from the governmental authority and provide the Seller with copies of all correspondence and other documents received from the Taxing Authority. The Seller, at its sole cost and expense, shall have the right to control (including the selection of counsel) any audit or other proceeding of the Company in respect of a Seller Tax Matter (a “Tax Contest”) other than a Tax Contest relating to a Straddle Period. Buyer shall control any Tax Contest relating to a Straddle Period, provided, however, that the Seller, at its sole cost and expense, shall have the right to participate in any Straddle Period Tax Contest for the Company, and Buyer shall not settle, resolve, or abandon a Tax Contest (whether or not the Seller participates in such Tax Contest) relating to a Straddle Period without the prior written permission of the Seller which shall not be unreasonably withheld, delayed, or conditioned.

(b) If the Seller elects to control a Tax Contest (other than a Tax Contest relating to a Straddle Period), (A) the Seller shall notify Buyer of such intent within ten (10) days of receiving notice of the Tax Contest; and (B) while it controls a Tax Contest, the Seller shall (1) keep Buyer reasonably informed regarding the status of such Tax Contest; (2) allow Buyer at Buyer’s sole cost and expense to participate in such Tax Contest; and (3) not settle, resolve, or abandon any such Tax Contest without the prior written consent of the Buyer if such settlement, resolution, or abandonment would result in Buyer incurring any Tax or that could reasonably be expected to have an adverse impact on the Taxes of Buyer or its members.

(c) If the Seller does not elect to control the Tax Contest it may elect to participate in the Tax Contest and if it so elects, (A) the Seller shall notify Buyer of such intent within ten (10) days of receiving notice of the Tax Contest; (B) Buyer shall control such Tax Contest at the Seller’s cost and expense; (C) Buyer shall take actions reasonably necessary to allow the Seller (and its counsel) to fully participate, at the Seller’s sole cost and expense, in such Tax Contest; and (D) Buyer shall not settle, resolve or abandon the Tax Contest without the prior consent of Seller, which consent shall not be unreasonably withheld or delayed.

(d) Seller and Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Tax Contest. Seller and Buyer shall reasonably cooperate with each other in the conduct of any Tax Contest or other proceeding involving or otherwise relating to the Company (or its income or assets) with respect to any Tax and each shall execute and deliver such powers of attorney and other documents as are reasonably necessary to carry out the intent of this Section 4.7(d). Any information obtained under this Section 4.7(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Tax Contest or other Tax proceeding.

4.8 Public Disclosure. Except as may be required by Law, (a) no press release announcing the execution of this Agreement or the transactions contemplated hereby shall be issued and if so required to be issued shall only be issued in such form as shall be mutually agreed upon by Seller and Buyer, (b) Buyer and Seller shall consult with the other party before issuing any other press release or otherwise making any public statement with respect to this Agreement, (c) the parties shall make good faith efforts to inform the DOT at least twenty-four (24) hours prior to issuing any other press release or otherwise making any public statements with respect to this Agreement and, (d) each party hereto shall use commercially reasonable efforts to prevent any of its Representatives, and Seller shall prevent the Company and its Representatives, from making any public disclosure or other announcement (whether through press release or publicity materials of any kind) with respect to this Agreement (including, without limitation, any of the terms and conditions hereof) or the transactions contemplated hereby, whether prior to or after any announcement by the parties pursuant to this Section 4.8; provided, that notwithstanding the foregoing, Buyer Parties, Apollo Management VIII, L.P. and their respective Affiliates may provide communications regarding the Transaction Documents and the Contemplated Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person in the ordinary course of business.

4.9 Indemnification of Directors and Officers.

(a) For a period of six (6) years from and after the Closing, Buyer will cause the Company to indemnify and hold harmless all past and present directors and officers of the Company to the same extent such Persons are required to be indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company’s Organizational Documents and/or indemnification agreements as in effect on the date of this Agreement and Made Available to Buyer with any directors and officers of the Company arising out of acts or omissions in their capacity as directors or officers of the Company occurring at or prior to the Closing. Buyer and the Company will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 4.9(a) to the same extent such Persons are required to be advanced expenses by, and in accordance with the procedures set forth in, the Company’s Organizational Documents and indemnification agreements as in effect on the date of this Agreement and Made Available to Buyer with any directors and officers of the Company.

(b) For a period of six (6) years from and after the Closing, Buyer Parties will cause the Company’s Organizational Documents to contain provisions no less favorable with respect to exculpation and indemnification of directors and officers of the Company for periods at or prior to the Closing than are currently set forth in the Company’s Organizational Documents.

(c) Seller shall cause the Company to, on or prior to the Closing, purchase a non-cancelable run-off prepaid “tail” insurance policies on terms and conditions providing at least substantially equivalent benefits as the D&O Insurance currently maintained by the Company for the benefit of its directors and officers, which provides such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Closing, including in respect of the transactions contemplated by this Agreement (the “D&O Insurance”). For a period of six (6) years after the Closing Date, Buyer shall cause the Company to use commercially reasonable efforts to maintain the D&O Insurance in full force and effect and continue to honor the obligations thereunder.

(d) In the event Buyer or the Company (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 4.9.

(e) The obligations under this Section 4.9 will (i) continue, notwithstanding any six (6)-year limitation referred to above, until the final disposition of any action, suit, proceeding or investigation brought or commenced during such six (6)-year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 4.9 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 4.9 applies will be third-party beneficiaries of this Section 4.9).

4.10 Additional Covenants of Buyer Parties. With respect to the Company’s labor agreements set forth in Section 2.11(b) of the Seller Disclosure Schedule, Buyer Parties shall obtain all consents, provide all notices, complete all information requests required of Buyer Parties, and take all other actions necessary in order to effectuate the transactions contemplated by this Agreement and confirm that such labor agreements remain in full force and effect post-Closing.

4.11 Financing Cooperation .

(a) The Seller shall, and shall cause the Company to, provide and use reasonable best efforts to cause its and the Company’s respective Representatives, including their legal and accounting advisors, to provide, at the sole expense of Parent, all cooperation reasonably requested by Parent in connection with any working capital (or equivalent) debt facilities to be obtained, arranged or committed to on or prior to the Closing Date that is to be made available to the Company from and after the Closing Date, if any (any such debt facility, the “Debt Financing”), including using reasonable best efforts in respect of the following:

(i) executing and delivering as of (but not before) the Closing any pledge and security documents, other definitive financing documents, or other certificates, customary legal opinions from local counsel or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company with respect to the solvency of the Company on a consolidated basis (without giving effect to the identity of Parent and Buyer)) and otherwise facilitating the pledging of collateral, if any;

(ii) assisting Parent to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts relating to the Company;

(iii) taking all reasonable actions necessary to (A) permit the Debt Financing sources to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and to assist with other collateral audits and due diligence examinations and (B) establish bank and other accounts and blocked account agreements and lock box arrangements to the extent necessary in connection with the Debt Financing; and

(iv) providing all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested by Parent or the Debt Financing sources;

provided, that, (i) none of the Seller or Company nor any of their respective Representatives shall be required to (A) pay any commitment or other similar fee or make any other payment in connection with the Debt Financing prior to the Closing that is not simultaneously reimbursed by Parent or (B) take any action that will conflict with or violate the Company’s organizational documents, (ii) nothing herein shall require such cooperation to the extent it would, in the good faith determination of the Company, interfere unreasonably with the business or operations of the Company, (iii) the Company shall not be required to commit to take any action in connection with the Debt Financing that is not contingent upon the Closing (including the entry into any agreement) and (iv) neither the Company nor any of its officers, directors or managing members shall be required to take any action or provide any approval in respect of the Debt Financing prior to the Closing (other than those actions contemplated to be taken prior to the Closing pursuant to this Section 4.11). Nothing contained in this Section 4.11 or otherwise shall require the Company, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Seller for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Seller or the Company or their respective Representatives in connection with the cooperation contemplated by this Section 4.11 and shall indemnify and hold harmless the Seller and the Company and their respective Representatives from and against any and all losses, liabilities, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 4.11 and any information utilized in connection therewith (other than information provided in writing by the Seller or the Company in connection with the Debt Financing), in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence or willful misconduct by the Seller or Company or their respective Representatives.

(b) The Seller hereby consents to the reasonable use of the Company’s logos in connection with the Debt Financing; provided that such logos are used solely in a manner that does not violate any contractual obligation of the Company and is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company.

(c) Parent may reasonably request the cooperation of the Seller and the Company under this Section 4.11 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing to effect the Debt Financing.

(d) Parent acknowledges and agrees that the obtaining of any Debt Financing is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of any Debt Financing, subject to the satisfaction or waiver of the conditions set forth in Article V.

(e) All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to this Section 4.11 shall be kept confidential in accordance with the Confidentiality Agreement.

4.12 Payoff Letters. At least five (5) Business Days prior to the anticipated Closing Date, Seller shall deliver, or cause to be delivered, to Buyer forms of payoff letters (the “Payoff Letters”), in form and substance reasonably satisfactory to Buyer, providing for the satisfaction and discharge of all amounts due under (including principal of, interest on, premium, if any, and any expenses, break fees or other amounts owing in respect of), and the termination of all obligations (including the release of all Liens and termination of all applicable loan documents) with respect to (i) all Indebtedness for borrowed money of the Company (which, for the avoidance of doubt, shall not include any Permitted Company Debt) (the “Funded Debt”), and (ii) the Purchased Aircraft Letters of Credit, to the holders of the Funded Debt. Seller, the Company and Buyer shall cooperate in arranging for the repayment by the Company of the Funded Debt and the termination of the commitments of the Payoff Lenders at the Closing. The Company shall facilitate such repayment and the release, in connection with such repayment, of any Liens securing the Funded Debt.

4.13 Termination of Affiliate Agreements.

(a) Except as set forth on Section 4.13 of the Seller Disclosure Schedule, on or before the Closing Date, all Liabilities between the Company, on the one hand, and one or more of its Affiliates (including Affiliates of Seller or its members), on the other hand, including any and all Contracts between the Company, on the one hand, and one or more of its Affiliates (including Affiliates of Seller or its members), on the other hand, shall be terminated in full, without any Liability to Buyer, the Company or any of their respective Affiliates following the Closing.

(b) As promptly as practicable after the date of this Agreement, Seller and Buyer shall cooperate and assist each other in identifying any services that Seller or one of its Affiliates may need to continue to provide to the Company immediately following the Closing for a limited time period and, if necessary, negotiate in good faith the terms of a transition services agreement between Seller and such Affiliates and the Company (the “Transition Services Agreement”) which shall set forth the terms, conditions and fees with respect to the provision of such services. The parties hereto shall work in good faith to prepare, as soon as reasonably practicable after the date of this Agreement (and in all events by the fifth (5th) day prior to the Closing Date), a final Transition Services Agreement, including descriptions of the transitional services and the terms and service fees corresponding thereto.

4.14 Resignations. Seller shall cause the Company to deliver to Buyer on the Closing Date such resignations of members of the board of directors or governors of the Company and of officers of the Company which have been requested in writing by Buyer at least five (5) Business Days prior to the Closing, such resignations to be effective concurrently with the Closing.

4.15 Books and Records. On the Closing Date or promptly thereafter, Seller will deliver or make available to Buyer at the offices of the Company all of the books and records of the Company to the extent such books and records are not located at the offices of the Company prior to the Closing, and if after the Closing Seller discovers in its or its Affiliates’ possession or if any, under its or its Affiliates’ control any other such books and records, it will promptly deliver such books and records to Buyer (which, for the avoidance of doubt, shall include delivery to the offices of the Company).

4.16 Preparation of Closing Deliverables. As promptly as practicable after the date of this Agreement, the parties hereto shall, and Seller shall cause the Company to, cooperate and negotiate in good faith to prepare and finalize each of the Transaction Documents that will be entered into at the Closing and the Mutual Releases, including all schedules, exhibits and appendices thereto, at least five (5) prior to the Closing Date.

4.17 Name Change. Within 30 days following the Closing Date, Seller shall cause the filing of Articles of Amendment with the Minnesota Secretary of State to change the name of Sun Country Real Estate Holdings, LLC and shall take all other action necessary to change Seller’s legal, registered, assumed, trade and “doing business as” name, as applicable, to a name that does not include the words “Sun Country” or any name confusingly similar to the foregoing and will cause to be filed as soon as practicable after the Closing, in all jurisdictions in which Seller is qualified to do business, any documents necessary to reflect such change in its legal, registered, assumed, trade and “doing business as” name, as applicable, or to terminate its qualification therein.

4.18 Post-Closing Available Funds of Seller. From the Closing Date until the date on which the Adjustment Escrow Fund is released in accordance with Section 1.4(c), the Seller shall retain and be capitalized with a minimum of $5,000,000 in unrestricted cash, all of which shall be available to pay any shortfall amount owing and payable to Buyer in accordance with Section 1.4(c) (if at all).

ARTICLE V

CONDITIONS TO PURCHASE

5.1 Conditions to Each Party’s Obligation to Effect the Transaction. The respective obligations of the parties to effect the transactions contemplated hereby shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Closing of the following conditions:

(a) Approvals or authorizations required to be obtained from the FAA, DOT, and such other Governmental Entity as set forth and specifically described on Section 5.1(a) of the Seller Disclosure Schedule to this Agreement shall have been obtained.

(b) The waiting period under the HSR Act shall have expired or been earlier terminated.

(c) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the purchase of the Units illegal or otherwise prohibiting consummation of the purchase of the Units or the other transactions contemplated by this Agreement and there shall be no Proceeding pending by or before any Governmental Entity of competent jurisdiction seeking the foregoing.

5.2 Conditions to the Obligations of Buyer. The obligations of Buyer to effect the purchase of the Units shall also be subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

(a) (i) The representations and warranties of Seller set forth in this Agreement (other than as set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.9(c) and 2.21) shall be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifiers set forth therein) on and as of the Closing Date as if made on and as of such date (except for those representations and warranties that relate to a particular date, which representations and warranties shall be true and correct in all respects as of such date) except, in either case, where the failure of such representations to be so true and correct has not had and would not reasonably be expected to have a Material Adverse Effect and (ii) each of the representations and warranties of Seller set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.9(c) and 2.21 of this Agreement shall be true and correct in all respects on and as of the Closing Date as if made on and as of such time (except for those representations and warranties that relate to a particular date, which representations and warranties shall be true and correct in all respects as of such date).

(b) Seller shall have performed and complied in all material respects the agreements, covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) No Material Adverse Effect has occurred or is continuing.

(d) Seller shall have paid, or caused the payment of, all Related Party Loan Receivables and all Related Party Loan Payables and each of the Company’s and Seller’s Chief Financial Officer or equivalent officer shall have delivered an affidavit confirming the payoff and/or cancellation of such obligations as of the Closing.

(e) Seller shall have signed and delivered, and caused the Company to sign and deliver, to Buyer a mutual release agreement, in a form reasonably acceptable to Buyer and Seller (the “Mutual Release”), whereby Seller releases claims against the Company and the Buyer Parties and their Affiliates, that arise from or relate to obligations, liabilities or causes of action that first arose prior to the Closing, and the Company and Buyer Parties release claims against Seller and its Affiliates, including Cambria Company, LLC, that arise from or relate to obligations, liabilities or causes of action that first arose prior to the Closing, in each case, except for such obligations arising from or relating to the Transaction Documents.

(f) The Company shall have obtained each third party consent and/or approval set forth on Section 5.2(f) of the Seller Disclosure Schedule.

(g) Seller shall have delivered to Buyer all of Seller deliveries required pursuant to Section 1.5 hereof.

5.3 Conditions to the Obligations of Seller. The obligations of Seller to effect this Agreement shall also be subject to the satisfaction on or prior to the Closing Date of the following conditions, either of which may be waived, in writing, exclusively by Seller:

(a) The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all respects on and as of the Closing Date except, in each case, where the failure of such representations to be so true and correct, considered as a whole, has not had and would not result in a Buyer Material Adverse Effect.

(b) Buyer shall have performed in all material respects the agreements, covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Buyer Parties shall have signed and delivered to Seller the Mutual Release.

(d) Buyer shall have delivered to Seller all of Buyer deliveries required pursuant to Section 1.6 hereof.

ARTICLE VI

TERMINATION AND AMENDMENT

6.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) By mutual written consent of Buyer and Seller; or

(b) By either Buyer or Seller if (i) a Governmental Entity of competent jurisdiction shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the purchase of the Units, (ii) the transactions contemplated hereby shall not have been consummated on or before April 1, 2018, subject to extension (x) upon notice in writing by either party to the other party, for up to a maximum of an additional thirty (30) calendar days if the failure to consummate the transactions contemplated hereby was due to the actions or inactions of a third party (the “End Date”) or (y) by mutual agreement of Seller and Buyer; provided, however, the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement hereunder has been the cause of the failure of the transactions to occur on or before the End Date;

(c) By Buyer, if (i) there has been a breach of or failure in any material respect of any representation or warranty on the part of Seller as set forth in this Agreement, or (ii) there has been a breach of or failure in any material respect in the performance of any of the covenants set forth in this Agreement and such breach or nonperformance is not cured (x) after notice and reasonable opportunity to do so (but in no event more than ten (10) Business Days) or (y) by the End Date.

(d) By Seller, if (i) there has been a breach of or failure in any material respect of any representation or warranty on the part of Buyer as set forth in this Agreement, or (ii) there has been a breach of or failure in any material respect in the performance of any of the covenants set forth in this Agreement and such breach or nonperformance is not cured (x) after notice and reasonable opportunity to do so (but in no event more than ten (10) Business Days) or (y) by the End Date.

6.2 Notice of Termination. The party desiring to terminate this Agreement pursuant to Section 6.1 shall give written notice of such termination to the other party to this Agreement in accordance with Section 7.2, specifying the provision(s) pursuant to which such termination is effective.

6.3 Effect of Termination. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Buyer or Seller; provided, however, that (a) the provisions of the Confidentiality Agreement, Section 4.6 (Confidential Information), Section 4.8 (Public Disclosure), this Section 6.3 (Effect of Termination), and Article VII (Miscellaneous Provisions), and the rights and obligations of the parties thereunder, shall survive any such termination and remain in full force and effect; and (b) nothing herein shall relieve any party from liability for any fraud or intentional misrepresentation under, or any knowing and intentional breach of, this Agreement prior to the date of termination.

ARTICLE VII

MISCELLANEOUS PROVISIONS

7.1 Non-Survival of Representations and Warranties. None of the representations, warranties and covenants (to the extent such covenants relate to the performance of obligations prior to the Closing) contained in this Agreement or in any instrument delivered under this Agreement shall survive the Closing Date. This Section 7.1 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Closing Date. For the avoidance of doubt, the covenants of the parties to this Agreement pursuant to Sections 4.6 and 4.7 shall survive the Closing Date and shall require performance after the Closing Date in accordance with their terms.

7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered on the earliest to occur of: (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the Business Day the email or facsimile is sent, if such email or facsimile is sent is sent between 9:00 a.m. and 5:00 p.m. in the time zone of the recipient of the email or facsimile, and if such email or facsimile is sent after 5:00 p.m. in the time zone of the recipient of the email or facsimile on the next Business Day, in each case to the intended recipient as set forth below:

(a)	IF TO BUYER OR PARENT, TO:

c/o Apollo Management VIII, L.P.

2000 Avenue of the Stars, Suite 510 N

Los Angeles, CA 90067

Attention: Antoine G. Munfakh

amunfakh@apollolp.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Brian P. Finnegan

bfinnegan@paulweiss.com

(b)	IF TO SELLER, TO:

Minnesota Aviation, LLC

c/o Cambria USA

805 Enterprise Drive East

Suite H

Belle Plaine, MN 56011

Attention: Jim Ward, Chief Financial Officer

Jim.Ward@cambriaUSA.com

with a copy to:

Briggs and Morgan, P.A.

2200 IDS Center

80 South 8th Street Attention: Charles W. Johnson

cjohnson@briggs.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

7.3 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

7.4 No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereto.

7.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that each of Buyer Parties may assign its rights under this Agreement to one or more Affiliates of Apollo Management VIII, L.P. (provided, however, that such assignment shall not relieve Buyer or Parent, as applicable, of any liability or obligation in connection with this Agreement, and provided, further that any such assignment shall not materially impede or delay the consummation of the Contemplated Transactions). Subject to the first sentence of this Section 7.5, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and permitted assigns.

7.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision; and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by PDF or other facsimile transmission.

7.8 Interpretation. Appendices, Exhibits and Schedules to this Agreement are attached hereto and by this reference incorporated herein for all purposes. When reference is made in this Agreement to an Article, an Appendix, an Exhibit, a Schedule or a Section, such reference shall be to an Article, Appendix, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “or” shall be disjunctive but not exclusive. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means the Party is legally obligated to do so in accordance with this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to “dollar” or “dollars” ($) in this Agreement shall mean United States dollars. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

7.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

7.10 Submission to Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction and venue of the state and federal courts sitting in St. Paul, Minnesota in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served, at the address and in the manner provided for the giving of notices in Section 7.2. Nothing in this Section 7.10, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO

INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.10.

7.11 Further Assurances. Each party agrees to cooperate reasonably and in good faith with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intent and purpose of this Agreement. Seller agrees to cause the Company to cooperate reasonably and in good faith with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intent and purpose of this Agreement.

7.12 Disclosure Schedule. Seller Disclosure Schedule shall be arranged in Sections corresponding to the numbered Sections contained in Article II and the other Articles of this Agreement.

7.13 Expenses. Each party to this Agreement shall be responsible for all such party’s legal or other expenses in connection with this Agreement; provided that Seller shall bear all Unpaid Transaction Expenses as provided for herein.

7.14 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court referred to in Section 7.10, this being in addition to any other remedy to which the parties are entitled at Law or in equity.

ARTICLE VIII

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article VIII:

“Accounting Principles” means GAAP, and to the extent consistent with GAAP, the accounting principles, policies, practices, procedures and methods, with consistent classification, judgments and estimation methodology that were used in preparation of the Company Audited Financial Statements as of December 31, 2016, and the specific policies and rules set forth on Appendix A; provided that in the event of any conflict between the such accounting principles, methods and practices and the rules set forth on Appendix A, the rules set forth on Appendix A shall govern.

“Adjustment Escrow Amount” means $1,000,000.

“Adjustment Escrow Fund” has the meaning set forth in Section 1.3(b)(iii).

“Adjustment Time” means 11:59 pm (Central time) on the day immediately prior to the Closing.

“Affiliate” or “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person; provided that in no event shall Parent, Buyer or any of their respective subsidiaries be considered an Affiliate of any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC, nor shall any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC, be considered to be an Affiliate of Parent, Buyer or any of their respective subsidiaries.

“Affiliate Lease Amendments” means amendments to (a) that certain Lease Agreement, dated April 30, 2015, by and between Davis Family Minnesota, LLC, as landlord, and the Company, as tenant and (b) that certain Lease Agreement, dated December 4, 2013, by and between Sun Country Real Estate Holdings, LLC, as landlord, and the Company, as tenant, in each case reflecting the terms set forth on Appendix D.

“Agreement” has the meaning set forth in the opening paragraph of this Agreement.

“Aircraft” has the meaning set forth in Section 2.22(a).

“Airport” has the meaning set forth in Section 2.24.

“Allocation Schedule” has the meaning set forth in Section 1.9.

“Anticorruption Laws” means the US Foreign Corrupt Practices Act of 1977, as amended, and any other anticorruption or anti-bribery Law applicable to the Company.

“Aviation Regulations” has the meaning set forth in Section 2.5(b).

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Business” means the business conducted by the Company.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York are not required or permitted by Law to close.

“Buyer” has the meaning set forth in the opening paragraph of this Agreement.

“Buyer Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article III.

“Buyer Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would prevent or delay beyond the End Date, consummation of the transactions contemplated by this Agreement by Buyer.

“Buyer Parties” has the meaning set forth in the opening paragraph of this Agreement.

“Closing” has the meaning set forth in Section 1.7.

“Closing Cash” means all cash and cash equivalents of the Company as of the Adjustment Time, calculated in accordance with the Accounting Principles, plus an amount equal to inbound wires in transit and checks presented by the Company for deposit but not yet credited to deposit accounts and customer deposits and minus an amount equal to outbound wires in transit and checks written by the Company that have not yet been presented for deposit; provided, that Closing Cash shall exclude (i) any cash or cash equivalents not freely usable because such amounts are subject to restrictions, limitations or taxes on use or distribution by Law, Contract or otherwise, including escrowed cash, restrictions on dividends and repatriations or any other form of restriction and (ii) any amounts collateralizing outstanding letters of credit.

“Closing Date” has the meaning set forth in Section 1.7.

“Closing Statement” has the meaning set forth in Section 1.4(d)(i).

“Code” has the meaning set forth in Section 1.9.

“Company” has the meaning set forth in the Recitals.

“Company Affiliated Person” means: (i) any director, governor, manager or officer of the Company; (ii) Seller or any parent entity that directly or indirectly controls Seller; (iii) any equity holder of Seller that is an individual and any director, manager or officer of Seller; (iv) any spouse, child, parent or other immediate relative of any of the individuals referenced in the foregoing clauses; or (v) any Affiliate of any of the individuals referenced in the foregoing clauses.

“Company Audited Financial Statements” has the meaning set forth in Section 2.7(a).

“Company Benefit Plans” means, other than Foreign Benefit Plans, all “employee benefit plans” as defined in Section 3(3) of ERISA and all bonus, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, death benefit, supplemental retirement, severance, termination or change in control, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, relocation or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance, retention or other contracts or agreements, whether or not in writing and whether or not funded, to which Seller is a party, with respect to which Seller has or may have any obligation, or which are maintained, contributed to or sponsored by Seller for the benefit of any current or former employee, officer, director or consultant of Seller.

“Company Debt” means the aggregate amount of Indebtedness of the Company as of the Adjustment Time, calculated in accordance with the Accounting Principles, and for the avoidance of doubt, without giving effect to the transactions contemplated by this Agreement or any purchase accounting arising from the consummation of the transactions contemplated by this Agreement. Company Debt specifically does not include (i) any Indebtedness of Seller unless such Indebtedness is secured by the assets of the Company or the Company is made a guarantor or obligor thereunder, (ii) any Indebtedness incurred by Buyer and its Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (iii) any amounts included as Unpaid Transaction Expenses, (iv) obligations with respect to the Purchased Aircraft including the Purchased Aircraft Letters of Credit, and (vi) any obligations arising prior to the Closing with respect to the Company’s pursuit of the actions described in the Company Growth Plan (provided that the Company complies with the notice process described in the Company Growth Plan); and specifically includes any Related Party Loan Payables unpaid as of the Adjustment Time.

“Company Financial Statements” has the meaning set forth in Section 2.7(a).

“Company Growth Plan” means the actions described in Appendix B hereto.

“Company Interim Financial Statements” has the meaning set forth in Section 2.7(a).

“Company Slots” has the meaning set forth in Section 2.23.

“Confidential Information” has the meaning set forth in Section 4.5(b).

“Confidentiality Agreement” has the meaning set forth in Section 4.5(b).

“Contemplated Transactions” means the transactions contemplated by the Transaction Documents.

“Contracts” means any legally binding contract, agreement, indenture, note, bond, license, lease, sublease, instrument, obligation, understanding, undertaking, permit, concession, franchise or any other legally binding commitment, plan or arrangement, whether oral or written, including all amendments thereto.

“D&O Insurance” has the meaning set forth in Section 4.9(c).

“DHS” has the meaning set forth in Section 2.5(b).

“DOT” has the meaning set forth in Section 2.5(b).

“End Date” has the meaning set forth in Section 6.1(b).

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing. For clarity, “Environmental Laws” includes the Airport Noise and Capacity Act of 1990 (49 U.S.C. § 47521 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Comprehensive Environmental Response, Compensation and Liability Act, Superfund Amendments and Reauthorization Act (42 U.S.C. § 9601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.) the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Emergency Planning & Community Right-to-Know Act (42 U.S.C. § 11001 et seq.), the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) and the Oil Pollution Control Act (33 U.S.C. § 2701 et seq.) and any foreign, state or local counterparts.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, voting securities, partnership, membership, ownership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agent” has the meaning set forth in Section 1.3(b)(iii).

“Escrow Agreement” means an agreement on customary terms with respect to the Adjustment Escrow Fund by and between the Escrow Agent, Buyer and Seller, reasonably acceptable to Buyer and Seller in form and substance.

“Estimated Closing Cash” has the meaning set forth in Section 1.4(a).

“Estimated Closing Statement” has the meaning set forth in Section 1.4(a).

“Estimated Company Debt” has the meaning set forth in Section 1.4(a).

“Estimated Net Working Capital Amount” has the meaning set forth in Section 1.4(a).

“Estimated Purchase Price” has the meaning set forth in Section 1.4(a).

“Estimated Unpaid Transaction Expenses” has the meaning set forth in Section 1.4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Export Control Laws” means all export control and import laws and regulations, including applicable to the Company and its operations, including without limitation the United States Export Administration Act and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations, and the regulations of the U.S. Customs and Border Protection.

“FAA” has the meaning set forth in Section 2.5(b).

“FCC” has the meaning set forth in Section 2.5(b).

“Filing” has the meaning set forth in Section 4.4(c).

“Final Closing Cash” has the meaning set forth in Section 1.4(b).

“Final Company Debt” has the meaning set forth in Section 1.4(b).

“Final Net Working Capital Amount” has the meaning set forth in Section 1.4(b).

“Final Unpaid Transaction Expenses” has the meaning set forth in Section 1.4(b).

“Foreign Benefit Plans” means benefit plans that are comparable to Company Benefit Plans that are maintained for the benefit of any current or former employee, officer or director of Seller who is located primarily in a country other than the United States and/or their dependents or that are subject to the laws of any jurisdictions other than the United States, excluding any benefit plan mandated or pursuant to which Seller is required to contribute, in either case, under applicable Law.

“Funded Debt” has the meaning set forth in Section 4.12.

“GAAP” means the Generally Accepted Accounting Principles in the United States.

“Government Official” means any director, officer, or employee of a Governmental Entity or any commercial enterprise controlled by a Governmental Entity, or of a public international organization, or any political party official or candidate for political office.

“Governmental Entity” means any nation, federal, state, county municipal, local or foreign government, or other political subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” means any pollutant, chemical, substance, and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, or any infectious agent or biological material, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, mold, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, of any Person, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property, assets, businesses, securities or services, including all seller notes and “earn-out” payments, but excluding obligations relating to the Purchased Aircraft (including the Purchased Aircraft Letters of Credit), (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) obligations under any performance bond or letter of credit, but only to the extent drawn, called or secured by Seller or Company loan facilities prior to the Closing, (v) all capitalized lease obligations, (vi) all obligations payable upon settlement or termination on the Closing Date of any obligations of the Company under interest rate swap, currency swap, forward currency, derivative or interest rate contracts or other interest rate, currency or hedging arrangements, (vii) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (vi) above and (viii) for clauses (i) through (vii) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” cost or similar payments associated with the repayments of such Indebtedness on the Closing Date to the extent paid on the Closing Date. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any performance bond or letter of credit to the extent not drawn, called or secured by Seller or Company loan facilities or (B) any endorsement of negotiable instruments for collection in the ordinary course of business.

“Independent Accounting Firm” means Ernst & Young LLP, or if Ernst & Young LLP is not available for such assignment, another nationally recognized accounting firm reasonably agreed upon by the parties and who is not the CPA firm that audits or otherwise provides frequent services to any of the parties or that has audited or provided frequent services to a party during the preceding five (5) years.

“Insurance Policies” has the meaning set forth in Section 2.17.

“Intellectual Property Rights” means all (a) U.S. and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, and any patentable inventions, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names, corporate names, social media identifiers and related accounts, brand names and logos, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights, designs and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) Trade Secrets, (f) Software and (g) URL and Internet domain name registrations.

“IP License Side Letter” means the letter agreement between Cambria Company LLC and the Company, in the form attached hereto as Appendix C.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used in reference to the Company, the knowledge of the Chief Executive Officer, the Executive Vice President of Finance, the Chief Operating Officer and the General Counsel of the Company, in each case based on the knowledge that a reasonable officer holding such position would have, (b) when used in reference to Seller, the knowledge of the directors and executive officers of Seller, in each case based on the knowledge that a reasonable officer holding such position would have and through the Closing Date, and (c) when used in reference to Buyer, the knowledge of the directors and officers of Buyer or Parent, in each case based on the knowledge that a reasonable officer holding such position would have.

“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding or any other legally enforceable requirement.

“Leased Real Property” has the meaning set forth in Section 2.19(a).

“Letter of Intent” has the mean set forth in the definition of Purchased Aircraft.

“Liability” means any liability, debt, loss, damage, claim, cost, expense or obligation of any nature (including costs of investigation and defense and attorney’s fees, costs and expenses), in each case, whether direct or indirect, known or known and whether absolute, accrued or contingent or otherwise.

“Licensed Intellectual Property” has the meaning set forth in Section 2.15(c).

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, restriction, charge, option, lease, right of first refusal, right of first offer, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any limitation or restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Made Available” means that such information, document or material was made available for review by Buyer or Buyer’s Representatives, in each case, two (2) days prior to the date hereof.

“Material Adverse Effect” means any event, change, circumstance, condition, fact, development, occurrence, effect or other matter, other than in the Ordinary Course of Business, that has a material adverse effect on (a) the business, financial condition or financial results of operations of the Company taken as a whole or (b) the ability of Seller to perform its obligations hereunder, including to consummate timely the transactions contemplated by this Agreement; provided, however, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: any event, change, circumstance, condition, fact, development, occurrence, effect or other matter resulting from or related to (i) any outbreak or escalation of war or major hostilities or any act of terrorism, (ii) any natural or man-made disaster or acts of God, including hurricanes, tornadoes, floods, earthquakes, rain, snow, ice, wind or other natural causes, (iii) changes in Laws, GAAP or enforcement or interpretation thereof after the date hereof, or changes in political, legislative or regulatory conditions, (iv) changes that generally affect the industries and markets in which the Company operates, (v) changes in the financial, credit, securities, or banking markets, or general economic, regulatory or political conditions (including prevailing interest rates, availability of financing, exchange rates, securities markets, commodity prices and fuel costs), (vi) any failure, in and of itself, of the Company to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect), (vii) any change resulting from actions taken by the Company prior to Closing that were expressly approved by the Buyer in writing, (viii) any labor strike or organized labor slowdown or work stoppage, (ix) any increase in competition in any market in which the Company operates, (x) any change in employee base due to Company action approved by Buyer in writing, (xi) any change that is cured by the Seller or the Company prior to the Closing provided such cure, if it involves the creation of a material Liability, was consented to by Buyer (such consent not to be unreasonably withheld), and (xii) the negotiation, execution or delivery of this Agreement, the consummation of the transactions contemplated by this Agreement, the identity of Buyer, or the public announcement or other publicity with respect to any of the foregoing, including any adverse change in employee, union, customer, supplier or similar relationships resulting therefrom; provided, further, that, with respect to each of clauses (i), (ii), (iv), (v), (viii) and (ix) above, any such event, change, circumstance, condition, fact, development, occurrence, effect or other matter shall only be disregarded and not taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, change, circumstance, condition, fact, development, occurrence, effect or other matter does not have a materially disproportionate effect on the Company, relative to other participants, similar in size to the Company and in the industry in which the Company participates.

“Material Contract” has the meaning set forth in Section 2.12(a).

“Material Intellectual Property” has the meaning set forth in Section 2.15(c).

“Net Working Capital Amount” means the Company’s current assets, less the Company’s current liabilities, in each case, calculated in accordance with the Accounting Principles, as of the Adjustment Time. Attached hereto as Appendix A, for illustrative purposes only, is the calculation of the Net Working Capital Amount as if Closing had occurred on October 1, 2017. For the avoidance of doubt, the Net Working Capital Amount shall not include any amounts included in Closing Cash, Company Debt or Unpaid Transaction Expenses.

“Notice of Disagreement” has the meaning set forth in Section 1.4(d)(ii).

“Objection Notice” has the meaning set forth in Section 1.4(d)(i).

“Order” has the meaning set forth in Section 2.13(c).

“Ordinary Course of Business” means within the normal commercial customs and historical usages of the Company, consistent with past practice.

“Organizational Documents” means, for each of Seller and the Company, their respective articles of organization, bylaws, member and/or operating agreement.

“Owned Intellectual Property” has the meaning set forth in Section 2.15(b).

“Parent” has the meaning set forth in the opening paragraph of this Agreement.

“Payoff Lenders” has the meaning set forth in Section 4.12.

“Payoff Letters” has the meaning set forth in Section 4.12.

“Permits” means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, waivers, orders, takeoff and landing authorizations (including “slots” or “gates” at United States and foreign airports) and clearances required, issued or granted by the FAA, the DOT, the FCC or any other Governmental Entity applicable to it necessary to conduct its business as presently conducted.

“Permitted Company Debt” means the Company’s capital lease obligations.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and, if required by GAAP, for which adequate reserves have been established in the most recent financial statements of Seller, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law that are not yet due and payable or that are being contested in good faith by appropriate proceedings and, if required by GAAP, for which adequate reserves have been established in the most recent financial statements of Seller and (c) Liens that do not materially detract from the value or materially interfere with any present or intended use of such property or assets.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” has the meaning set forth in Section 2.15(g).

“Post-Closing Additions” and “Post-Closing Net Addition” has the meaning set forth in Section 1.4(b).

“Post-Closing Reductions” and “Post-Closing Net Reduction” has the meaning set forth in Section 1.4(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1(a).

“Pre-Closing Tax Period” has the meaning set forth in Section 4.6(a).

“Privacy Policy” has the meaning set forth in Section 2.15(g).

“Proceedings” has the meaning set forth in Section 2.12(a)(xx).

“Purchase Price” has the meaning set forth in Section 1.3(a).

“Purchase Price Elements” has the meaning set forth in Section 1.4(a).

“Purchased Aircraft” means those certain used Boeing 737-800 aircraft (MSN 30706 and 28249) as more fully described in the Letter of Intent dated October 6, 2017 by and between the Company and AerCap Ireland Limited (the “Letter of Intent”).

“Purchased Aircraft Letter of Credit” means the letter of credit used to secure the Company’s obligation to acquire the Purchased Aircraft. Immediately upon the payoff of the Company Debt at Closing, the Buyer will cause the Company to enter into a replacement letter of credit or take such other action as AerCap Ireland Limited requires in order to secure the Company’s continuing obligations under the Letter of Intent or applicable purchase agreement concerning the Company’s purchase of the Purchased Aircraft.

“Real Property Leases” has the meaning set forth in Section 2.19(a).

“Registered Intellectual Property” has the meaning set forth in Section 2.15(a).

“Related Party Loan Payable” means all loans, notes, or similar debt obligations owed by the Company to Seller, Seller’s members or any other Affiliate of Seller. Related Party Loan Payable does not include lease payments or other expenses payable to Affiliates of Seller that arise in the Ordinary Course of Business.

“Related Party Loan Receivable” means all loans, notes, or similar debt obligations due to the Company from Seller, Seller’s members or any other Affiliate of Seller.

“Release” means any spill, emission, discharge, leaking, pumping, injection, dumping, disposal, discharge, or leaching into the environment.

“Representatives” has the meaning set forth in Section 4.2(a).

“Resolution Period” has the meaning set forth in Section 1.4(d)(ii).

“Sale Bonuses” has the meaning set forth in the definition of Unpaid Transaction Expenses.

“Sanctioned Person” means at any time any Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) resident in, or entity organized under the laws of, a country or territory that is the subject of comprehensive restrictive Sanctions (including without limitation Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by: (a) the U.S. government, including without limitation those administered by the U.S. Treasury, Office of Foreign Assets Control, (b) the European Union and implemented by its member States, (c) the United Nations Security Council, or (d) Her Majesty’s Treasury of the United Kingdom.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the opening paragraph of this Agreement.

“Seller Affiliate Support Agreement” means an agreement, in form and substance reasonably acceptable to Buyer and Seller, by and among Seller, its members and affiliated companies and Buyer providing for (a) restrictions on the solicitation and hiring of the Company’s employees by Seller, its members and affiliated companies, (b) confidentiality obligations with respect to non-public information of or regarding the Company and the Transaction Documents, (c) non-disparagement obligations and (d) release of claims against the Buyer Parties and their Affiliates (including the Company from and after the Closing) to the extent such releases are not made pursuant to the mutual release to be delivered pursuant to Section 5.2(e).

“Seller Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article II.

“Seller Tax Matter” has the meaning set forth in Section 4.7(a).

“Software” means computer software and programs in any form and all versions, updates, corrections, enhancements and modifications thereof, and including all source code, object code, specifications, designs and documentation related thereto.

“Straddle Period” has the meaning set forth in Section 4.6(c).

“Subsidiaries” means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Target Cash Amount” means $50,000,000.

“Target Debt Amount” means $10,248,163, which represents the forecasted balance of the Company’s capital lease obligations (includes both short-term and long-term portions) as of December 31, 2017.

“Target Working Capital Amount” means $700,000.

“Tax Contest” has the meaning set forth in Section 4.7(a).

“Tax Return” means any report, return (including information return), claim for refund or declaration filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means (i) any and all taxes (together with any and all interest, penalties and additions thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, fuel, transportation, aviation, excise, withholding, ad valorem, stamp, transfer, value-added, escheat and gains tax, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person (other than customary provisions for Taxes contained in credit, lease or other commercial agreements the primary purpose of which does not relate to Taxes) or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Taxing Authority” means any Governmental Entity exercising any authority to determine, impose, regulate, collect, levy, assess, enforce or administer any Tax.

“Third Party” mean any Person or “group” as defined under Section 13(d) of the Exchange Act of Persons, other Seller, the Company or their respective Affiliates or Representatives.

“Trade Secrets” means trade secrets and other rights in know-how and confidential or proprietary information deriving economic value from the secret nature of the information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information).

“Transaction Documents” means, collectively, this Agreement, and any certificates delivered in connection with this Agreement, the Escrow Agreement, the Seller Affiliate Support Agreement, the IP License Side Letter, the Affiliate Lease Amendment and the Transition Services Agreement.

“Transition Services Agreement” has the meaning set forth in Section 4.13(b).

“Treasury Regulations” means regulations promulgated by the United States Department of the Treasury under the Code.

“TSA” has the meaning set forth in Section 2.5(b).

“Units” has the meaning set forth in the Recitals.

“Unpaid Transaction Expenses” means, to the extent not paid as of the Adjustment Time, all fees and expenses incurred and payable by the Company in connection with the negotiation and drafting of this Agreement and the pursuit of the transactions contemplated herein, including (i) such fees as may be owed by the Company to Barclays PLC, the Company’s independent accountants, Briggs and Morgan, P.A., Dorsey & Whitney, LLP, Garofalo Goerlich & Hainbach PC and/or Jones Day, LLP, in each case only to the extent such fees relate to this Agreement and/or the transactions contemplated herein and specifically does not include fees related to other services such parties may have provided to the Company unrelated to this Agreement and the transactions contemplated hereby, (ii) all unpaid change of control or transaction bonuses, severance or success or retention or other similar payments of Seller or the Company, in each case arising from or incurred in connection with the consummation of the transactions contemplated by this Agreement, either alone or in combination with any other event (whether paid on or following the Closing) to any current or former officer, director, employee or consultant or independent contractor of Seller or the Company including any requirement to pay related costs or fees and to pay any gross up or make whole for income or excise Taxes imposed with respect to such amounts (all such amounts, “Sale Bonuses”), (iii) the employer’s portion of the withholding or payroll Taxes in respect of the payment of any Sale Bonuses, (iv) half of the premiums, underwriting and other related costs payable in respect of the D&O Insurance, (v) half of all filing fees and other charges in connection with the filing under the HSR Act pursuant to Section 4.4(a) and (vi) half of the premiums, underwriting and other related costs payable, but Seller’s portion not to exceed $523,575, in respect of the representations and warranties insurance policy, if any, to be purchased by Buyer with respect to this Agreement.

“Unresolved Matter” has the meaning set forth in Section 1.4(d)(iii).

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Seller, Parent and Buyer have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SELLER:

MINNESOTA AVIATION, LLC

By:	/s/ James T. Ward
	Name:	James T. Ward
	Its:	Chief Financial Officer

[Signature Page to Membership Interest Purchase Agreement]

PARENT:
SCA ACQUISITION HOLDINGS, LLC

By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Its:	Vice President

BUYER:
SCA ACQUISITION, LLC

By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Its:	Vice President

[Signature Page to Membership Interest Purchase Agreement]

APPENDIX A

ACCOUNTING PRINCIPLES; NET WORKING CAPITAL CALCULATION AND TARGET

WORKING CAPITAL AMOUNT

See Attached.

APPENDIX B

COMPANY GROWTH PLAN

See Attached.

APPENDIX C

FORM OF IP LICENSE SIDE LETTER

See Attached.

APPENDIX D

TERMS OF AFFILIATE LEASE AMENDMENT

See Attached.